UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

LOVEWATTS MEDIA & CO LLC

Legal status of Issuer:

    Form:

Limited Liability Company

    Jurisdiction of Incorporation/Organization:

Florida

    Date of Organization:

June 10, 2024

Physical Address of Issuer:

1445 16th Street, #1003, Miami Beach, FL 33139, United States

Website of Issuer:

www.lovewatts.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) four percent (4%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of Ten Thousand dollars ($10,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Units

Target Number of Securities to be Offered:

2,500

Price (or Method for Determining Price):

$30.00

Target Offering Amount:

$75,000.00

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$3,999,990.00

Deadline to reach the Target Offering Amount:

April 30, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	At inception (2024)*	Prior fiscal year-end (2023)*
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$0	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$0	N/A

*The Issuer was formed on June 10, 2024. The above financial figures are as of inception, which audited inception financials are attached as Exhibit A, hereto.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

LOVEWATTS MEDIA & CO LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE.

PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

EXHIBITS:

Exhibit A: Financial Statements
Exhibit B: Class B Units Subscription Agreement
Exhibit C: Custody Agreement
Exhibit D: Omnibus Nominee Trust Agreement
Exhibit E: Articles of Organization
Exhibit F: Operating Agreement
Exhibit G: Form of Joinder to Operating Agreement with Custodian
Exhibit H: Video Transcript

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $3,999,990.00 (the "**Maximum Offering Amount**") of Class B Units (the "**Securities**") at a purchase price of $30.00 per Security on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Subscription Agreement (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Under the Subscription Agreement, Custody Agreement and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by BitGo Trust Company, Inc. ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/love-watts (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, the Subscription Agreement attached as Exhibit B, Custody Agreement attached as Exhibit C, and the Omnibus Nominee Trust Agreement attached as Exhibit D, in conjunction with the following summary information.

Additionally, the primary documents governing voting and the rights of Investors are the Company's Articles of Organization, dated June 10, 2024 (the "**Articles**") attached as Exhibit D, and the Company's Operating Agreement, dated June 10, 2024 (the "**Operating Agreement**") attached as Exhibit E (and together with the Articles, the "**Governing Documents**"). Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Managers and matters requiring either supermajority or unanimous approval of the Members; (iv) right of first refusal for voting members on transfers by voting or non-voting members; (v) tag-along rights; and (v) take-along rights. All statements in this Form C regarding voting and control of the Securities being sold in this Offering, and rights of Investors acquiring the Securities, are qualified in their entirety by reference to the Governing Agreements.

In connection with this Offering of Securities, the Custodian will be required to become a party to the Operating Agreement by executing a Joinder Agreement, attached as <u>Exhibit G</u>, and become a member in the Issuer and be subject to the terms and conditions of the Issuer's Operating Agreement.

The Securities are "Class B Units" which do not provide for voting rights, except under limited circumstances. Unless otherwise required by the Operating Agreement for a sale of substantially all of the assets of the Issuer or in the event of certain corporate actions, such as bankruptcy, the Class B Units have virtually no voting, management, or control rights in the Issuer. Additionally, the Securities are not convertible.

Pricing

The Securities are being offered at price per Unit of $30.00. The Investor will receive the number of Class B Units equal to the amount the Investor paid for the Securities (the "**Purchase Amount**") divided by $30.00 (as rounded to the lowest whole number).

Authorized Capitalization

The Issuer has two authorized classes of membership units: (i) Class A Units, which have voting rights; and (ii) Class B Units, which do not have voting rights. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Distributions

Pursuant to the Operating Agreement (defined above), the Managers shall determine and distribute on an annual basis the Net Available Cash Flow, as they reasonably determine, to its members based on a member's ownership percentage.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token ("**SIT**"), or such other designation as the SIT might be changed to from time to time, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs.

After purchasing the Securities in the Offering, Purchasers may have the opportunity to receive SITs to their self-custodied Republic digital wallets ("**Wallets**") by accessing the Purchasers' Republic Portfolio page, where there will be an option to receive SITs in the event that SITs are ultimately issued in connection with the Offering. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over. Additionally, to receive SITs, the transferee will need to go through onboarding, enter into various agreements with the Nominee, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

The entire series of Securities purchased by investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Nominee. Pursuant to each Investor's agreements with the Nominee, the Nominee is the legal holder of record for the Securities purchased through the Intermediary via Regulation Crowdfunding offerings. The Issuer, its agents or representatives shall deliver the Securities to the Nominee. Purchasers will sign an Omnibus Trust Agreement (attached as Exhibit D) and new account forms with the Nominee to designate the Nominee as the legal holder of record for the Securities.

The Issuer and the Investor authorize the Nominee to hold the Securities in registered form in the Nominee's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer.

When an investor wishes to sell or transfer their Securities, they must provide notice to the Nominee, which, subject to any applicable restrictions on transfers, will facilitate the transfer. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.

SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation the INX Alternative Trading System ("**INX**").

Voting and Control

Except under very limited circumstances, such as a sale of substantially all of the assets of the Issuer or in the event of certain corporate actions, such as bankruptcy, the Securities do not have voting rights. As such, the Securities have virtually no voting, management, or control rights in the Issuer. Investors should not purchase the Securities if they are not comfortable with this extremely limited voting and control.

In addition, to facilitate the Offering and Investors being able to act together and cast a vote as a group, the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to any transaction or other corporate event affecting the Securities. The Lead will vote consistently at the direction of the Chairman of the Issuer (the "**Lead**").

Additionally, the Issuer's Operating Agreement addresses voting and other rights related to the Securities. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Managers and matters requiring either supermajority or unanimous approval of the Members; (iv) right of first refusal for voting members on transfers by voting or non-voting members; (v) tag-along rights; and (v) take-along rights.

In connection with this Offering of Securities, the Custodian will be required to become a party to the Operating Agreement by executing a Joinder Agreement, attached as Exhibit G, and become a member in the Issuer and be subject to the terms and conditions of the Issuer's Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Class B Units in any manner.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities will be subject to rights of first refusal, along with tag-along rights and take-along rights.
- The Securities do not have a stated return or liquidation preference.
- Transfer restrictions may conflict with the terms of the Custody Agreement as described in <u>Exhibit C</u> and Omnibus Nominee Trust Agreement described in <u>Exhibit D</u>.
- If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Governing Documents will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custody Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) four percent (4%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

All of the outstanding voting securities of the Issuer are owned by the Chairman of the Board of Managers and he will exercise voting control.

Prior to the Offering, Nicholas Cohen, Chairman of the Board of Managers of the Issuer, beneficially owns all of the Class A Units of the Issuer and has voting control. Subject to any fiduciary duties owed to other members under Florida law, Mr. Cohen may be able to exercise significant influence over matters requiring member approval, including the election of managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Mr. Cohen may have interests that are different from yours. For example, Mr. Cohen may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Mr. Cohen could use his voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its Board of Managers, executive officers and key personnel.

We are dependent on our Board of Managers, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our Board of Managers, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our services to artists and products based on art is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and broader brand recognition and larger customer bases and thus may be better equipped than us to develop and commercialize products based on art. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products based on art more rapidly or effectively than we are able to, which would adversely affect our competitive position and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells, in part, directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platforms and marketplace, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a marketplace for curated artistic brands, and also operate as a social media company across multiple platforms. The amount of users of our platforms and marketplace and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platforms and marketplace and the services offered. If clients do not perceive our platforms and marketplace or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financials results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) four percent (4%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, except under very limited circumstances.

Except under very limited circumstances, such as a sale of substantially all of the assets of the Issuer or in the event of certain corporate actions, such as bankruptcy, the Securities do not have voting rights. As such, the Securities have virtually no voting, management, or control rights in the Issuer. Investors should not participate in the Offering unless they are comfortable with having no voting rights.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with BitGo Trust Company, Inc., who will serve as the custodian and nominee for the Securities.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. As such, an Investor will never become an equity holder, merely a beneficial owner of an equity interest.

An investment in the Issuer's Securities could result in a loss of your entire investment.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide you with any protection.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, prior earnings or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Real or perceived errors, failures, or bugs in the Security Instruction Tokens, or in the software or systems of third-party developers utilizing the SITs, could adversely affect the Issuer and the value of the Securities.

Real or perceived errors, failures, vulnerabilities, or bugs in the SITs or in the software or systems of third-party developers utilizing the SITs, could harm the value of the Issuer and the Securities. Errors, failures, vulnerabilities, or bugs may occur and may cause errors or failures that cause SITs to be transferred without proper permissions, affecting the liquidity and effectiveness of resale of the Securities via SITs. The Issuer will take all efforts to prevent such occurrences and will strive to ultimately maintain proper ownership records even in the event of fraudulent activity that results in an unauthorized transfer of an SIT, but there is a risk that such unauthorized transfers may be irreversible, perhaps because of local laws or otherwise. Any such errors, failures, vulnerabilities, or bugs may not be found until after the SITs have been deployed on a network, which could result in negative publicity, a decrease in user and developer satisfaction or adoption, loss of competitive position, or claims from third parties. We may not be able to promptly resolve these problems, if at all. Any of these incidents could materially and adversely harm the Issuer and the Securities.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and there may be adverse tax consequences for Investors upon certain future events.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and each Purchaser must seek its own tax advice in connection with a purchase of the Securities as described herein. The Issuer has not requested a ruling from any tax authority regarding the tax treatment of the Securities. Acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs may result in adverse tax consequences to Investors, including liability for withholding taxes and income taxes and responsibility for complying with certain tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own tax advisors with respect to the tax treatment of acquiring, holding, selling, exchanging, or otherwise disposing of the Securities.

The SITs' blockchain may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of SITs. If these technologies' security is compromised or if the protocols are subjected to attacks that frustrate or thwart access to and use of the SITs, secondary trading using SITs may be thwarted, which could seriously curtail the liquidity of the Securities and cause a decline in the market price of the Securities.

The SITs, and the networks, applications and other interfaces which will utilize it, as well as applications built upon the networks that will utilize it, are still in the early stages and are unproven, and there can be no assurances that the operation of the SITs will be uninterrupted or fully secure which may result in a complete loss of the SITs. Additionally, if the underlying blockchain or network is subject to unknown and known security attacks (such as double-spend attacks or other malicious attacks), this may materially and adversely affect the Issuer's reputation, even though the Issuer is not responsible for the attacked network. In any such event, Investors may lose a significant amount of their investment.

Risks Related to Blockchain Technologies and Digital Assets Involving the Issuance of the Security Instruction Token ("SIT")

The regulatory regime governing the blockchain technologies, cryptocurrencies, coins including the SITs is uncertain, and new regulations or policies may materially adversely affect the value of the Securities.

Regulation of SITs, offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still relatively undeveloped, likely to rapidly evolve, varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the liquidity of the Equity.

As blockchain networks and blockchain assets have grown in popularity and in market size, U.S. federal and state agencies have begun to regulate their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Commission, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The Internal Revenue Service (the "IRS") has released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the Commission, including Chairman Gary Gensler, has issued several public reports or comments stating federal securities laws require treating some blockchain assets as securities.

Recently, the Commission also won summary judgment in federal court in its case against LBRY, Inc., establishing that its blockchain token LBC was offered as an unregistered security.

To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the SITs and Equity may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions. In August 2017, Canada issued guidance stating the sale of cryptocurrency may constitute an investment contract in accordance with Canadian law for determining if an investment constitutes a security. In July 2016, the Russian Ministry of Finance indicated that it supports a proposed law that bans cryptocurrencies domestically. Russia has since issued several releases indicating they may begin regulating cryptocurrencies and licensing miners and entities engaging in initial coin offerings. In July 2016, the European Commission released a draft directive that proposed applying counterterrorism and anti-money laundering regulations to virtual currencies, and, in September 2016, the European Banking authority advised the European Commission to institute new regulation specific to virtual currencies, with amendments to existing regulation as a stopgap measure. On September 4, 2017, China issued a guidance prohibiting the practice of using cryptocurrency for capital fundraising. Additional reports have surfaced that China is considering regulating cryptocurrency businesses by enacting a licensing regime. In April 2019, China's National Development Reform Commission listed crypto-mining among a variety of industries it intends to eliminate. In September 2017, the Financial Services Commission of South Korea released a statement that initial coin offerings would be prohibited as a fundraising tool. In December 2018, South Korea's Financial Services Commission stated that six bills related to the regulation of cryptocurrencies had been submitted to the National Assembly. One of the bills would require all persons in charge of a cryptocurrency transfer business to register with the Financial Services Commission. In June 2017, India's government ruled in favor of regulating cryptocurrencies. In April 2018, the Reserve Bank of India issued a statement to all entities regulated by the Reserve Bank, stating that they must cease all activities related to cryptocurrency. In 2018, Australia passed legislation which requires digital currency exchange providers to register with AUSTRAC (the Australian Transaction Reports and Analysis Centre). Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the use of SITs, or that the use of SITs violates applicable law. Such laws, regulations or directives may conflict with each other and may directly, negatively, and materially impact the continued use of SITs. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the value of the Securities.

The Securities contemplated hereby may be subject to registration under the Exchange Act if the Issuer has assets above $10 million and more than 2,000 Investors participate in the Offering.

Each company with total assets above $10 million and more than 2,000 holders of record of a class of its equity securities, or 500 holders of record of a class of its equity securities who are not accredited investors, must register that class of equity securities with the Securities and Exchange Commission under the Exchange Act. While the SITs are not intended to constitute equity securities within the meaning of the Exchange Act, there is substantial uncertainty on the application of U.S. securities laws to cryptocurrencies, and there is no guarantee that they will not be characterized as such. There is a remote chance that the Securities and Exchange Commission will deem the SITs to constitute "equity securities" under the Exchange Act; and in such event, if the number of Equity holders as described herein surpasses 2,000 purchasers, or there are more than 2,000 holders, then the Issuer will have to register the SITs, which will be a laborious and expensive process. If such registration takes place, it would require us to incur substantial additional expenses, including expenses to comply with the periodic reporting requirements under the Exchange Act. If we do not pursue such registration, or if we abandon the development of the SIT mechanism, there may be a significant decrease in liquidity and value of the Securities.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the blockchain networks using the SITs may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the Securities and result in substantial losses to Investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

LOVEWATTS MEDIA & CO LLC is a leader in the attention and creative economy—simply put, a modern media company that leverages its social media audience to drive cultural influence and revenue through storytelling, curated shopping, and the distribution of artists' creative work. The Issuer executes through three divisions: Media, Marketplace, and Copyright.

The Issuer was formed as a Florida limited liability company on June 10, 2024 and is headquartered in Florida. The Issuer sells its products and services through the internet throughout the United States.

Business Plan

The Issuer has three operating divisions:

1. <u>LOVEWATTS Media</u>: We are a media company sharing the stories of our artistic world and cultural movements. Currently, we engage millions of followers on social media. We are expanding into new platforms, creating original content, diversifying mediums, and growing our audience worldwide. Revenue is generated through brand partnerships, offering advertising opportunities across web, social media, and events. We've already collaborated with some of the world's top brands, including Prada, Gucci, Bose, Lexus, Meta, Kohler, Off-White, Ugg, and Versace. Additionally, we are the new cultural and media partner for SCOPE Art Show, a prominent international art fair that serves as a significant platform for contemporary art. Our first collaboration will debut at Art Basel Miami 2024.

2. <u>LOVEWATTS Marketplace</u>: We curate artistic brands to sell to our audience through an affiliate marketplace featuring select and limited-edition consumer products. Leveraging data-driven curation techniques, we provide creative goods tailored to your style, taste, and budget. Unlike mass-market eCommerce stores, which are often overwhelming and unorganized, our marketplace utilizes advanced search functions and personalized marketing features increasing purchasing behaviors through data-driven design methods. As our audience continues to grow, the marketplace serves as a monitoring channel, combining insights from our media division with curation algorithms to create an enriching and enjoyable product discovery experience. This allows brands to connect with tastemaker customers and share their stories in meaningful ways. We gain business revenue by taking an affiliate fee for each order, as well as we are testing subscription models for both brands and members to further enhance the experience and engagement on the platform.

3. <u>LOVEWATTS Art & Copyright</u>: We collaborate with artists to own, license, and distribute their creative works and intellectual property. By analyzing insights from our media data, we identify artists with strong value in the emerging market and utilize an innovative cloud-based art gallery model to distribute high-value works. This modern approach to gallery selling integrates online and social channels to share artists' stories, generating leads for our highly trained art sellers. These sellers nurture and close deals with sophisticated art buyers, highlighting the value of the artists' work. Revenue is earned through the sale of blue-chip originals and limited-edition prints.

The Issuer plans to significantly expand its business by acquiring original Art and copyrights and building out its Website Media Content and Marketplace. The capital we raise here will empower us to acquire original Art and copyrights, expand our Website Media Content and build out our Marketplace as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
LOVEWATTS Media	Media company sharing the stories of our artistic world and cultural movements.	To our social media audience of 4 million followers plus brand partnerships.
LOVEWATTS Marketplace	Offers curated artistic brands to sell to our audience through an affiliate marketplace featuring select and limited-edition consumer products.	To our social media audience of 4 million followers.

LOVEWATTS Art & Copyright	Collaborates with artists to own, license, and distribute their creative works and intellectual property.	To our social media audience of 4 million followers.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

While we believe our model is innovative and unique. We do compete primarily against the following companies in the attention and creative communities which we operate in: Complex Networks, Artspace, Penske Media Corporation (PMC), and Artsy. Additional Competitors are Supreme, Hypebeast, Highsnobiety, Gagosian, and Broadsheet Media:

Customer Base

Our customer base is our audience of 4 million followers, and for our B2B media side of the business we have worked with Prada, Gucci, Bose, Lexus, Meta, Kohler, Off-White, Ugg, and Versace.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks. In connection with its business plan, the Issuer intends to acquire intellectually property, including copyrights and trademarks.

All current intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	30%	$15,000	3.68%**	$147,199
Art- Original and Copyright Acquisitions (1)	30%	$15,000	50%	$1,999,995
Website Media Content and Marketplace Buildout (2)	10%	$5,000	15%	$599,998
General Working Capital (3)	30%	$15,000	31.32%	$1,252,797
Total	**100%**	**$75,000+**	**100%**	**$3,999,990**

+Rounded to nearest whole number

*Excludes onboarding fees of $10,000.

**Represents a blended fee. Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay the greater of (A) a fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000.00 and (2) four percent (4%) of any dollar amounts raised in the Offering exceeding $100,000.01 or (B) a cash fee of fifteen thousand dollars ($15,000.00).

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) Art – Original and Copyright Acquisition:

    a. ArtMM Acquisition: Related to the purchase of Art Inventory, IP and Copyright Contracts, and 75% of LOVEWATTS trademarks and IP, currently owned by ArtMM. An LOI has been executed and closing would after this Offering. Terms of the purchase are:
      i. Upfront Cash: $400,000 with additional financing provided by seller detailed below
      ii. ArtMM Seller Financing Note:
         1. $1,150,000 commencing January 1, 2025 (or earlier depending on Republic raise)
            a. Payable over 3 years at 0% Interest
            b. Prepayment discount of $150,000 if paid within 6 months of closing.
            c. Payment Schedule: $250,000 on signing and additional payments over 36 months totaling in the aggregate $900,000.

    b. Hambleton IP Purchase
      i. Acquisition of the IP for 23 Richard Hambleton Masterpiece works

      ii.   100% ownership of IP for Print Reproductions

     iii.   50/50 split on IP for Merchandise Collaboration

  c.   <u>Additional Artist Contracts</u>

       i.   Final contracts under negotiation for a number of artists including, KEO, Defer, Daimon Downey, God's Mgmt, Nicolas Pol, Liliane Phung, etc.

      ii.   Acquisitions will include original works and IP for prints and merchandise

(2) <u>Website Media Content and Marketplace Buildout</u>

  a.   Website, Media & Content Buildout

       i.   Funds used to build website, produce content and build out the Media platform across web and social

  b.   Marketplace Buildout

       i.   Funds used to build out the LOVEWATTS Marketplace and e-commerce business.

(3) <u>General Working Capital</u>

  a.   Funds used to onboard the core executive and administrative team. Additional funds required for sales, marketing, legal, setup and G&A expenses.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nicholas Phillip Cohen ("Nick")	Chairman of the Board of Managers	Chairman of the Board of Managers of LOVEWATTS MEDIA & CO LLC, 2024 – Present Responsible for strategy and board oversight. VP, Business Development of EZCORP, Inc., (Nasdaq: EZPW) 2018– Present Responsible for US Acquisitions and Strategic Partnerships VP, Finance & Administration at Morgan Schiff & Co., Inc., 2010 - Present Responsible for finance and administrative matters. President of Chick, Inc (formerly UM-Believable Entertainment, Inc.), 2009 - Present Responsible for providing financial advisory services to startups.	NYU Stern, MBA, Concentration in Finance & Accounting, 2017; Vassar College, B.A., Economics, 2007
Henry Ostholthoff ("Hank")	CEO and COO	CEO and COO of LOVEWATTS MEDIA & CO LLC, 2024 – Present Responsible for operations and general CEO responsibilities. CEO and Co-Founder of Internet Art Club, 2024 – Present Responsible for strategy and general CEO responsibilities. Managing Partner of Morning Tea Ventures, 2017 – Present Responsible for collaborating with creative founders to develop strategy, build teams, and secure investment.	University of Cincinnati, BBA, International Business, 2010

| | | CEO and Co-Founder of Mabbly, 2014 - 2023 | |
| | | Responsible for strategy and general CEO responsibilities. | |

Biographical Information

Nicholas Phillip Cohen ("Nick"): Nick is the Chairman of the Board of Managers of the Issuer. In addition to being the Chairman of the Issuer, Nick is the VP of Business Development at EZCORP, Inc (Nasdaq: EZPW) one of the leading international pawnbroking businesses. Nick has worked at EZCORP since 2018 and is now in charge of all US acquisitions and strategic partnerships. In addition to his role at EZCORP, Nick is also the VP of Finance and Administration for a family office, Morgan Schiff & Co., Inc. He has held that role since 2010. Nick is also the President and Owner of Chick, Inc., a financial advisory business for start-ups and early stage companies. Nick holds an MBA from NYU Stern (2017) with a concentration in Accounting & Finance as well as a B.A. from Vassar College (2007) with an Economics Major.

Hank Ostholthoff ("Hank"): Hank is the CEO and COO of the Issuer. In addition to his roles with the Issuer, Hank is the Co-Founder, CEO and Managing Member of the Internet Art Club where he designed an AI-driven marketplace for artistic goods that was subsequently acquired by the Issuer. Hank also is the Founder of Morning Tea Ventures, where he has collaborated with creative founders to develop strategy, build teams, and secure investment. Prior thereto, Hank was the Co-Founder, CEO and Director for Mabbly, which developed business strategies, client solutions, and executed advanced professional services in product design, technology, and marketing for global enterprises. Hank holds a BBA in International Business from the University of Cincinnati (2010).

Advisory Committee

The Issuer has established an Advisory Committee which consists of the above two officers, along with the below individuals:

David Ryan: David leads Zeal & Partners, a UK-regulated corporate finance boutique specializing in raising LP capital for niche funds, providing development capital to early-stage companies, and facilitating secondary transactions for growth-stage tech firms. The firm has a strategic focus on energy transition, digital infrastructure, climate tech, and carbon markets. With a 20-year career at Goldman Sachs, David is a seasoned finance professional with deep expertise in securities markets and private equity. His work increasingly centers on the tokenization of real-world assets, leveraging his extensive experience and relationships in the private markets. David holds a Masters in Applied Finance from Macquarie University in Sydney (1996) and a Bachelors in Business from the Queensland University of Technology (1984). With his broad expertise and forward-looking approach, David continues to drive impactful initiatives that address critical challenges in the evolving global financial markets landscape.

Jordan Watson "Watts": Jordan was born in 1979 in Jamaica, Queens, New York, and is a self-taught multimedia visual artist and curator renowned for his influential role in the contemporary art scene. Growing up in an environment rich with street art and graffiti, Watson developed an early appreciation for diverse artistic expressions. In 2011, Watson launched the Instagram account @love.watts, initially as a personal digital gallery to share art that resonated with him. Over time, this platform evolved into a significant cultural media powerhouse, amassing millions of followers and providing exposure to both emerging and established artists. Watson's curatorial approach is characterized by a blend of highbrow and lowbrow art, seamlessly integrating experimental and traditional formats. This eclectic mix has democratized art appreciation, making it accessible to a broader audience and challenging conventional art world norms. Beyond digital curation, Watson has ventured into physical art spaces. He co-founded the gallery 0-0LA in Los Angeles' Chinatown, aiming to create multidimensional platforms for emerging artists. The gallery's exhibitions, such as "Domestic Tranquility," have showcased a diverse array of artists, further solidifying Watson's commitment to fostering artistic talent. Watson's influence extends to collaborations with brands and cultural institutions. He has worked on visuals for Tame Impala's project "The Slow Rush," curated exhibitions in collaboration with Instagram for Black History Month, and sourced artists for exclusive works in publications like Playboy magazine. Through his innovative use of digital platforms and commitment to showcasing diverse artistic voices, Jordan "Watts" Watson continues to reshape the contemporary art landscape, bridging the gap between artists and audiences worldwide.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized equity securities consist of (a) 1,000,000 Class A Units, which have voting rights (the "**Class A Units**"); and (b) 1,000,000 Class B Units, which do NOT have voting rights, except under very limited circumstances (the, "**Class B Units**", and together with the Class A Units, the "**Common Units**"). Except with respect to voting rights, all Common Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C, 1,000,000 Class A Units are issued and outstanding. No Class B Units are currently issued and outstanding. The Issuer does have a commitment for $150,000, representing 10,100 Class B Units, at a $15 million valuation, but the commitment has not been fully funded and definitive documents have yet to be executed. As such, this commitment is not reflected as outstanding equity interests at this time.

Outstanding Equity Interests

As of the date of this Form C, the Issuer's outstanding equity interests consists of:

Type	Class A Units
Units Outstanding	1,000,000
Voting Rights	1 vote per Class A Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has no outstanding debt.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Nicholas Cohen	1,000,000 Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of October 31, 2024, the Issuer had an aggregate of $3,500 in cash and cash equivalents, and when combined with the Chairman agreeing to provide financial support to the Issuer during the Offering, leaves the Issuer with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $4,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $30,000,000. The Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units*	$1,000	1,000,000	N/A	June 10, 2024; October 8, 2024	Section 4(a)(2)

*The Issuer originally issued 10,000 Units. On October 8, 2024, the Issuer created Class A Units and Class B Units and the outstanding Units were converted to Class A Units and an additional 990,000 of Class A Units were issued.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.lovewatts.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

LOVEWATTS MEDIA & CO LLC
(Issuer)

By:/s/ Nicholas Phillip Cohen
(Signature)

Nicholas Phillip Cohen
(Name)

Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nicholas Phillip Cohen
(Signature)

Nicholas Phillip Cohen
(Name)

Manager
(Title)

December 2, 2024
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LOVEWATTS MEDIA & CO LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED

JUNE 10, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



<p align="center">**INDEPENDENT AUDITORS' REPORT**</p>

To the Board of Directors
LoveWatts Media & Co LLC
Miami, Florida

Opinion

We have audited the financial statements of LoveWatts Media & Co LLC, which comprise the balance sheet as of June 10, 2024 (Inception Date), and the related statement of operations, changes in members' equity, and cash flows for the period ended June 10, 2024 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of LoveWatts Media & Co LLC as of June 10, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended June 10, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LoveWatts Media & Co LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LoveWatts Media & Co LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LoveWatts Media & Co LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LoveWatts Media & Co LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

November 13, 2024
Los Angeles, California

As Of Inception	June 10, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	$ -
MEMBER'S EQUITY	
Total Member's Equity	-
Total Liabilities and Member's Equity	$ -

See accompanying notes to financial statements.

For The Period Ended	June 10, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
	-
Operating Expenses	-
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	**-**
	-
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—As of Inception June 10, 2024	$ -
Net Income/ Loss	-
Balance—June 10, 2024	$ -

See accompanying notes to financial statements.

For The Period Ended	June 10, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	**-**
Change In Cash and Cash Equivalents	**-**
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

LoveWatts Media & Co. LLC was formed on June 10, 2024, as a Florida Corporation. The financial statements of LoveWatts Media & Co LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Lovewatts Media & Co LLC is a cultural media marketplace that acquires original art and copyrights to then sell original artworks, prints, and merchandise. We are also a media and data platform that derives revenue from marketing partnerships with other companies and brands. In short, it is an Art Trading and Media Business.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 10, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in pre-revenue stage.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 13, 2024, which is the date the financial statements were issued.

3. MEMBERS' EQUITY

As part of incorporation, the Company issued 100 Class A units to Nicholas Cohen, Founder and Chairman.

4. DEBT

The company has no debt outstanding as of June 10, 2024.

5. RELATED PARTY

There are no related party transactions as of June 10, 2024.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 10, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 10, 2024, through November 12, 2024, which is the date the financial statements were available to be issued.

Subsequent to the date of incorporation, on October 8, 2024, the Company issued a total of 999,900 membership units to Nicholas Cohen. This issuance was conducted pursuant to the Company's Operating Agreement and was approved by the Company's member and manager.

Subsequent to incorporation, an equity raise of $150,000 has been secured from an outside investor, Taylor McClure, based on a $15 million valuation, representing 1% of the equity and Class B units will be issued under this arrangement. As of the date on which these financial statements were available to be issued, the investor has funded $13,000 of the committed amount, and the resulting issuance of shares is still pending. Under this arrangement, the investor is estimated to receive 10,100 class B units once the commitment is fully funded.

There have been no events or transactions during this time that would have a material effect on these financial statements.

8.   GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest are the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT B

Subscription Agreement

LOVEWATTS MEDIA & CO LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Managers of LOVEWATTS MEDIA & CO LLC
1445 16th Street, #1003
Miami Beach, FL 33139

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that LOVEWATTS MEDIA & CO LLC, a Florida limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 133,333 Class B Units (the "**Securities**") at a price of $30.00 per Class B Unit (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000.000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $3,999,990.00 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering

Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission of the greater of (a) a fee of (1) 0% of the dollar value of the Securities sold to investors in the Offering up to $100,000.00 and (2) four percent (4%) of the dollar value of the Securities sold to investors in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (b) fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/love-watts (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

        (a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

        (b)   Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 678.3031 of the Florida Uniform Commercial Codes, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 678-5011 of the Florida Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void. Upon the Custodian receiving the Securities for the benefit of the Investor, the Custodian will automatically become a party to the Company's Operating Agreement as a Member.

2.   Closing.

        (a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b) **Closing Conditions**. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   **Termination of the Offering; Other Offerings**. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   **Undersigned's Representations**. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(w) Investor directs the Company to issue the Securities in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Company, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Company via this Subscription Agreement, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

(x) Investor understands and agrees that the Securities do not have voting, management, or control rights in the Company, unless otherwise required by the Operating Agreement for a sale of substantially all of the assets of the Issuer or in the event of certain corporate actions, such as bankruptcy. As a result,

Investor acknowledges that the Investor will have an extremely limited right to vote upon matters of the Company.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Organization, and Operating Agreement of the Company as amended and/or restated from time to time, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current Articles of Organization or Operating Agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization or Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's board of managers and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the Form C. The Company is organized under, and subject to, the laws of the state of Florida.

(i)   Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any equity to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any equity to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding equity interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for equity interests. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

(f) "**Equity Interests**" means the equity interests of the Company, including, without limitation, Class A Units and Class B Units.

8. Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida without regard to the principles of conflicts of laws.

12. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. Waiver; Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Chief Executive Officer of the Company (the "**Lead**").

15. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANYAND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("Tokens") on a blockchain network, which may serve as a digital representation of a securities entitlement or economic arrangement to the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units or Equity Interests on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as BitGo Trust Company, Inc. or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization an alternative custodian of the Tokens if needed.

24.   Security Instruction Token.

(a) The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token ("**SIT**"), or such other designation as the SIT might be changed to from time to time, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs. The use of a SIT on a blockchain network may serve as an administrative arrangement to the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding these Securities on behalf of others. The SITs, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b) After purchasing the Securities in the Offering, Purchasers may have the opportunity to receive SITs to their self-custodied Republic digital wallets ("**Wallets**") by accessing the Purchasers' Republic Portfolio page, where there will be an option to receive SITs in the event that SITs are ultimately issued in connection with the Offering. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over. Additionally, to receive SITs, the transferee will need to go through onboarding, enter into various agreements with the Nominee, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

(c) The entire series of Securities purchased by investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Nominee. Pursuant to each Investor's agreements with the Nominee, the Nominee is the legal holder of record for the Securities purchased through the Intermediary via Regulation Crowdfunding offerings. The Issuer, its agents or representatives shall deliver the Securities to the Nominee. Purchasers will sign an Omnibus Trust Agreement and new account forms with the Nominee to designate the Nominee as the legal holder of record for the Securities.

(d) The Issuer and the Investor authorize the Nominee to hold the Securities in registered form in the Nominee's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer.

(e) When an investor wishes to sell or transfer their Securities, they must provide notice to the Nominee, which, subject to any applicable restrictions on transfers, will facilitate the transfer. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.

(f) SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation the INX Alternative Trading System ("**INX**").

(g) Neither the Issuer nor any other person will be liable for treating the owner of the wallet in which any SIT is held (except as otherwise required by law or as ordered by a court of competent jurisdiction) as the owner of the Securities to which it is linked.

25.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber acknowledges and agrees that the Custodian will automatically become party to the Operating Agreement of the Issuer as a Member holding the Securities of the Issuer.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____, 2024.

COMPANY:

LOVEWATTS MEDIA & CO LLC

By: _____

Name: Nicholas Phillip Cohen

Title: Chairman

Address: 1445 16th Street, #1003, Miami Beach, FL 33139
Email: admin@lovewatts.com

INVESTOR:

By: _____

Name: _____

Title: _____

EXHIBIT C

Custody Agreement

₿ BitGo

BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1.   Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder.   Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2.   Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3.   Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1.   Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv. Custodian service partners are unable to support Client's use;

    v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi. Client fails to pay fees for a period of 90 days; or

    vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

    7.1.   **By Client.** Client represents, warrants, and covenants to Custodian that:

    (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2.   By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3.   Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1.   Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. **LIMITATIONS OF LIABILITY.**

11.1. **NO CONSEQUENTIAL DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. **LIMITATION ON DIRECT DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. **EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. **MISCELLANEOUS.**

12.1. **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity**. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   <mark>**[CLIENT NAME]**</mark>

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place
Suite 101   _____
Sioux Falls, SD 57108
Attn: Legal   _____
Email: legal@bitgo.com

                                         _____

                                         Attn:

                                         Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   Expanded Definition of Services. Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   Fees. The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4.   NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5.   Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6.   Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7.   Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8.   Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   MMI SERVICES: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   NFT SERVICES: See https://www.bitgo.com/legal/nft-service-terms

III.   STAKING SERVICES: See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.　　Instructions From the Beneficial Owner.　　Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.　　Signatures Required.　The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.　　Indemnification.　　The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.　　Binding Effect.　　This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Articles of Organization

State of Florida
Department of State

I certify the attached is a true and correct copy of the Articles of Organization of LOVEWATTS MEDIA & CO LLC, a limited liability company organized under the laws of the state of Florida, filed electronically on June 10, 2024, as shown by the records of this office.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this limited liability company is L24000264013.

Authentication Code: 240613105727-600431339116#1

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Thirteenth day of June, 2024





Cord Byrd
Secretary of State

EXHIBIT F

Operating Agreement

LOVEWATTS MEDIA & CO LLC OPERATING AGREEMENT

A / An Florida Limited Liability Company

The membership interests represented by this agreement have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, nor under any state securities acts or other similar state statutes, in reliance upon exemptions from registration under those acts. The sale or other disposition of the membership interests is restricted as stated in this agreement and in any event is prohibited unless the company receives an opinion of counsel or other evidence satisfactory to the company or its counsel that such sale or other disposition can be made without registration under the Securities Act of 1933, as amended, and any other applicable state statutes. By acquiring the membership interests represented by this agreement, each member represents that it has acquired the securities for investment and that it will not sell or otherwise dispose of its membership interest without registration or other compliance with the aforesaid acts and the rules and regulations thereunder.

OPERATING AGREEMENT OF LOVEWATTS MEDIA & CO LLC

This operating agreement (this "Agreement") is made and entered into as of 6/10/2024 by and among the Persons set forth on the Company's Membership Interest Transfer Ledger attached hereto, as amended from time to time (each, individually, a "Member" and, collectively, the "Members"), and those Managers listed on Exhibit A Attached hereto, as amended from time to time, as Manager(s).

For the consideration of their mutual covenants hereinafter set forth, the Members hereby agree as follows:

ARTICLE I

FORMATION, NAME, PURPOSES, DEFINITIONS

1. Formation. The Members hereby form a limited liability company (the "Company") pursuant to the State of Organization's Limited Liability Company Act (the "Act") and the terms of this Agreement, effective upon the mailing or filing of the Articles of Organization for the Company with the states respective Secretary of State or Corporation Commission as provided under the respective State's Act. The Members shall sign and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be appropriate to comply with the requirements of the laws relating to the formation, operation and maintenance of the Company in all jurisdictions in which the Company desires to conduct business. The Manager(s) shall cause the Company to be qualified or authorized to do business in any state in which such qualification or authorization is necessary in connection with the conduct of the Company's business. This Agreement shall constitute the Company's limited liability agreement for purposes of the Act.

2. <u>Treatment as Partnership</u>. The Members intend that the Company shall be operated in a manner consistent with its treatment as a partnership or a disregarded entity as applicable for federal and state income tax purposes unless otherwise elected by the Manager. The Members also intend that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No Member shall take any action inconsistent with the express intent of the parties hereto.

3. <u>Name</u>. The name of the Company shall be "LOVEWATTS MEDIA & CO LLC". The Manager shall arrange for the filing of any fictitious business name certificates and similar filings that the Manager considers appropriate or advisable. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

4. <u>Registered Office and Principal Place of Business</u>. The registered office of the Company for purposes of the Act is 1445 16th Street Unit 1003, Miami, FL 33139, for the purpose of maintaining the records required to be maintained under the Act, or at such other location as the Manager shall determine.

5. The sole purpose of establishing / creating this Limited Liability Company (LLC) is to provide media, advertising, marketing services, art sales and a digital marketplace or any lawful business purposes the Managers and / or Members wish to pursue. The Company shall have all the powers now or hereafter conferred by the laws of the State of Organization on limited liability companies in furtherance of the Company's purposes.

6. <u>Term</u>. The term of the Company shall be perpetual, unless sooner terminated under the provisions of Article X hereof or in accordance with the Act.

7. <u>Agent for Service of Process</u>. The name and business address of the Company's initial agent for service of process is Nicholas Cohen, 1445 16th Street Unit 1003, Miami, FL 33139. The Manager may remove and replace the Company's agent for service of process at any time.

8. <u>Definitions</u>. The following terms, which are used generally throughout this Agreement, shall have the following meanings:

a. "<u>Act</u>" shall mean the Limited Liability Company Act of the State of Organization, as amended from time to time.

b. "<u>Adjusted Capital Account Balance</u>" shall mean, with respect to any Member, the balance of such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(1) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Treasury Regulations §1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations §1.704-2(g)(1) and 1.704-2(i)(5);

(2) Debit to such Capital Account the items described in clauses (4), (5) and (6) of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations; and

(3) The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

c. "<u>Affiliate(s)</u>" shall mean with respect to any Person: (1) any officer, director, manager, general partner, trustee, Family Member or Family Trust of such Person; (2) any Person directly or indirectly owning, controlling or holding with power to vote 1% or more of the outstanding voting securities, partnership interests, limited liability company interests, or other equity interests of such other Person; (3) any Person 1% or more of whose outstanding voting securities, partnership interests, limited liability company interests, or other equity interests are directly or indirectly owned, controlled or held with power to vote by such other Person; (4) any corporation, partnership, limited liability company, trust or other entity, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; and (5) any officer, director, manager, general partner, trustee or beneficiary of any entity described in clauses "(1)" through "(4)" above. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person or group of Persons, shall mean the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, partnership interests, limited liability company interests, or other interests, or by contract or otherwise.

d. "<u>Agreement</u>" shall mean this written Operating Agreement, as amended from time to time.

e. "<u>Assignee</u>" means a Person that has acquired from a Member the right: (a) to share in Net Profits and Net Losses of the Company; (b) to receive Distributions; and (c) to receive the allocations of taxable income, gain, loss, deductions or credits (and items thereof) of the Company to which the transferor Member was entitled in accordance with the provisions of Article VI, but which Person has not been admitted as a Member of the Company.

f. "<u>Bankruptcy</u>" of a Person means the occurrence of any of the following events: (1) the filing by such Person of a voluntary case or the seeking of relief under any chapter of Title 11 of the United States Bankruptcy Code, as now constituted or hereafter amended ("Bankruptcy Code"); (2) the making by such Person of a general assignment for the benefit of its creditors; (3) the admission in writing by such Person of its inability to pay its debts as they mature; (4) the filing by such Person of an application for, or consent to, the appointment of any receiver or a permanent or interim trustee of such Person or of all or any portion of its property, including without limitation the appointment or authorization of a trustee, receiver or agent under applicable law or under a contract to take charge of its property for the purposes of enforcing a lien against such property or for the purpose of general administration of such property for the benefit of its creditors; (5) the filing by such Person of a petition seeking a reorganization of its financial affairs or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law or statute; (6) the commencement of an involuntary case against such Person by the filing of a petition under any chapter of Title 11 of the Bankruptcy Code in which, within 60 days after the filing thereof, the petition is not dismissed and the order for relief is not stayed or dismissed; (7) the entry of an order, judgment or decree appointing a receiver or a permanent or interim trustee of such Person or of all or any portion of its property, including without limitation the entry of an order, judgment or decree appointing or authorizing a trustee, receiver or agent to take charge of the property of such Person for the purpose of enforcing a lien against such property or for the purpose of general administration of such property for the benefit of the creditors of such Person, which order, judgment or decree continues unstayed and in effect for a period of 60 days; or (8) the entry of an order, judgment or decree, without the approval or consent of such Person, approving or authorizing the reorganization, insolvency, readjustment of debt, dissolution or liquidation of such Person under any such law or statute, which order, judgment or decree continues unstayed and in effect for a period of 60 days.

g. "Book Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(1) The initial Book Value for any asset (other than money) contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed upon by the contributing Member and the Manager at the time of such contribution;

(2) The Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager, as of the following times: (a) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for an Interest in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Manager to reflect the relative economic interests of the Members in the Company; or (c) the liquidation of the Company for federal income tax purposes pursuant to Treasury Regulations §1.704-1(b)(2)(ii)(g); provided, however, that, if a Member, or former Member whose Interest in the Company is being purchased or liquidated does not accept the proposed adjustment to the Book Value of any asset or assets, then such adjustment shall be determined by the following procedure: the disagreeing Member and the Manager shall each select a qualified appraiser. Unless the same Person is selected, the two appraisers shall then jointly nominate a third, neutral qualified appraiser. Each appraiser so selected shall determine the fair market value of the applicable asset or assets, and the adjusted Book Value shall be the average of the two appraisals that are the closest together;

(3) The Book Value of any Company asset distributed to any Member shall be adjusted to equal its gross fair market value on the date of distribution;

(4) The Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code §734(b) or Code §743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation §1.704-1(b)(2)(iv)(m) and the definition of "Capital Accounts" set forth below; provided, however, that Book Values shall not be adjusted pursuant to this clause (iv) to the extent that an adjustment pursuant to clause (2) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (4); and

(5) If the Book Value of an asset has been determined or adjusted pursuant to clause (1), (2) or (4) above, such Book Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

h. "Capital Account" shall mean, with respect to any Member in the Company, the Capital Account maintained for such Person in accordance with the following provisions:

(1) To each such Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Article VII, paragraphs 2 and 3 hereof, and the amount of any Company liabilities assumed by such Person (excluding assumed liabilities that have been taken into account in computing the Net Asset Value of any Company property distributed to such Person);

(2) To each such Person's Capital Account there shall be debited the amount of cash and the Net Asset Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Article VII, paragraphs 2 and 3 hereof, and the amount of any liabilities of such Person assumed by the Company (excluding assumed liabilities that were taken into account in computing the Net Asset Value of any property contributed by such Person to the Company);

(3) In the event any Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest;

(4) Section 752(c) of the Code shall be applied in determining the amount of any liabilities taken into account for purposes of this definition of "Capital Account"; and

(5) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Regulations. The Manager may modify the manner of computing the Capital Accounts or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Member) in order to comply with such Regulations, provided that any such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Article X, paragraph 3 hereof upon the dissolution of the Company. Without limiting the generality of the preceding sentence, the Manager shall make any adjustments that are necessary or appropriate to maintain equality between the aggregate sum of the Capital Accounts and the amount of capital reflected on the balance sheet of the Company, as determined for book purposes in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations. The Manager shall also make any appropriate modifications if unanticipated events (for example, the availability of investment tax credits) might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

i. "Capital Contribution" shall mean any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

j. "Code" shall mean the Internal Revenue Code, as amended from time to time.

k. "Common Member" means any Person who acquires Common Units and is admitted as a Member in accordance with this Agreement.

l. "Common Unit" means any Unit so designated and held by a Common Member on the date hereof, as set forth on the Company's Membership Interest Transfer Ledger, or any Unit that is hereafter designated and issued as a Common Unit with the consent of Sixty Percent of the Voting Members.

m. "Company" shall mean "LOVEWATTS MEDIA & CO LLC".

n. "Company Minimum Gain" shall have the same meaning as the term "partnership minimum gain" under Treasury Regulations §1.704-2(d).

o. "Depreciation" shall mean, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Fiscal Year, Depreciation shall be determined with reference to the asset's Book Value at the beginning of such year using any reasonable method selected by the Manager.

    p. "<u>Departing Unitholder</u>" shall mean the respective Member subject to an Involuntary Transfer.

    q. "<u>Event of Withdrawal</u>" shall mean those events and circumstances listed below:

Except as approved by the written consent of all members at the time, a person ceases to be a member of a limited liability company on the occurrence of any of the following events of withdrawal:

    1. The member withdraws from the limited liability company by providing written notice to the other Members.

    2. On assignment of all of the member's interest and admission of one or more of the assignees as a member, but an operating agreement may permit the assigning member to remain a member until all assignees of the member's interest have been admitted as members.

    3. The member is expelled as a member pursuant to the articles of organization or an operating agreement.

    4. Unless otherwise provided in an operating agreement, the member does any of the following:

        (a) Makes an assignment for the benefit of creditors.

        (b) Files a voluntary petition in bankruptcy.

        (c) Is adjudicated as bankrupt or insolvent.

        (d) Files a petition or answer seeking for himself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or rule.

        (e) Files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him in a bankruptcy, insolvency, reorganization or similar proceeding.

        (f) Seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the member or of all or any substantial part of his property.

    5. Unless otherwise provided in an operating agreement, if one hundred twenty days after the beginning of any proceeding against the member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or rule the proceeding has not been dismissed, or if within ninety days after the appointment without his consent or acquiescence of a trustee, receiver or liquidator of the member or of

all or any substantial part of his property the appointment is not vacated or stayed or within ninety days after the expiration of any such stay, the appointment is not vacated.

6. If a member is a natural person:

(a) His death.

(b) Unless otherwise provided in an operating agreement, the entry of an order or judgment by a court of competent jurisdiction adjudicating him incompetent to manage his person or his estate.

7. Unless otherwise provided in an operating agreement, if a member is acting as a member by virtue of being a trustee of a trust, the termination of the trust but not merely the substitution of a new trustee.

8. If a member is a general or limited partnership, the dissolution and commencement of winding up of the partnership, but an operating agreement may permit a partnership to remain a member until it ceases to exist as a legal entity.

9. If a member is a corporation, the filing of a certificate of dissolution or its equivalent for the corporation or revocation of its charter, but an operating agreement may permit a corporation to remain a member until it ceases to exist as a legal entity.

10. If a member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company, but an operating agreement may permit the estate to remain a member until all distributees of the member's interest have been admitted as members.

11. If a member is another foreign or domestic limited liability company, the filing of articles of dissolution or termination or their equivalent for the foreign or domestic limited liability company, but an operating agreement may permit a limited liability company to remain a member until it ceases to exist as a legal entity.

r. "Fiscal Year" means the Company's fiscal year, which shall be a calendar year unless otherwise designated by the Manager.

s. "Interest" in the Company shall mean the economic rights of a Member and his, her or its permitted assignees and successors to share in distributions of cash and other property from the Company pursuant to the Act and this Agreement, together with its distributive share of the Company's net income or loss for federal and state income taxes.

t. "Involuntary Transfer" shall mean any transfer of a membership interest in such Company by a member that is not voluntarily made.

u. "Member" shall mean each who acquires an Interest in the Company and executes a counterpart of this Agreement as a Member. There shall be two classes of Members, both of which shall be referred to in the collective as "Members". The rights of each separate class shall be set forth herein.

v. "Member Nonrecourse Debt" shall have the same meaning as the term "partner nonrecourse debt" under §1.704-2(b)(4) of the Treasury Regulations.

w. "<u>Member Nonrecourse Debt Minimum Gain</u>" shall have the same meaning as the term "partner nonrecourse debt minimum gain" under §1.704-2(i)(2) of the Treasury Regulations and shall be determined in accordance with §1.704-2(i)(3) of the Treasury Regulations.

x. "<u>Member Nonrecourse Deductions</u>" shall have the same meaning as the term "partner nonrecourse deductions" under Treasury Regulations §1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Fiscal Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year over the aggregate amount of any distributions during such Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with §1.704-2(i)(2) of the Treasury Regulations.

y. "<u>Net Asset Value</u>" shall mean, with respect to any asset (other than money) contributed by a Member to the Company's capital or distributed by the Company to any Member, the amount by which the gross fair market value of such asset, as determined by the Manager at the time of such contribution or distribution, exceeds the total monetary obligations then secured by such asset or otherwise assumed by the transferee at the time of such contribution or distribution. In the case of contributed services, if any, the Net Asset Value shall be equal to the value thereof as determined by the Manager at the time of the contribution.

z. "<u>Net Available Cash Flow</u>" means the excess of gross cash receipts (exclusive of Capital Contributions and, except to the extent the Manager determines otherwise, proceeds received from any borrowings by the Company) over cash disbursements for: (1) all operating costs; (2) all principal and interest payments on debts (including Member loans); (3) all asset acquisition costs and capital costs necessary for the maintenance, repair and improvement of the Company's assets; and (4) reasonable reserves, as determined by the Manager. Net Available Cash Flow shall not be reduced by depreciation, cost recovery deductions and other noncash charges.

aa. "<u>Net Unit Value</u>" shall mean the total assets of the Company minus the total liabilities of the Company divided by 100.

ab. "<u>Nonrecourse Debt</u>" or "<u>Nonrecourse Liability</u>" shall have the same meaning as the term "nonrecourse liability" under §1.704-2(b)(3) of the Treasury Regulations.

ac. "<u>Nonrecourse Deductions</u>" shall have the same meaning set forth in §1.704-2(b)(1) of the Treasury Regulations. The amount of Nonrecourse Deductions equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during a Fiscal Year over the aggregate amount of any distributions during such Fiscal Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined according to the provisions of §1.704-2(c) of the Treasury Regulations.

ad. "<u>Percentage Interest</u>" shall mean for each Member the percentage interest in Profits and Losses of this Company set forth on the Company's Membership Interest Transfer Ledger attached hereto.

ae. "<u>Permitted Transfer</u>" shall have the meaning set forth in Article IX, paragraph 2h.

af. "<u>Person</u>" shall mean any individual and any legal entity.

ag. "Prime Rate" shall mean the prime rate of interest published in the Wall Street Journal from time to time. If the Wall Street Journal ceases to publish a Prime Rate, the Manager shall determine a substitute method for determining the Prime Rate.

ah. "Profits" or "Losses" means, for each Fiscal Year or other period, the taxable income or taxable loss of the Company as determined under Code §703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to §703(a)(1) of the Code) with the following adjustments:

(1) All items of gain or loss resulting from any disposition of the Company's property shall be determined upon the basis of the Book Value of such property rather than the adjusted tax basis thereof;

(2) Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(3) Any expenditures of the Company that are described in Code §705(a)(2)(B), or treated as such pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(4) If the Book Value of any Company asset is adjusted pursuant to subsection (2) or (3) of the definition of "Book Value" set forth above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Article VII, paragraph 2 hereof;

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term above; and

(6) Notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Article VII, paragraphs 2 or 3 hereof shall not be taken into account in computing Profits or Losses.

ai. "Regulations" shall mean the Regulations issued by the Treasury Department under the Code.

aj. "Securities Act" means the Securities Act of 1933, as amended.

ak. "Super-Majority-in-Interest" shall mean those Members owning in the aggregate more than 66 and 2/3% of the Voting Percentages then owned.

al. "Unitholder" shall have the same meaning as Member.

am. "Voting Members" shall mean those Members owning and possessing Class A Membership Units / Interest and Rights as set forth herein and as reflected in Company Records.

an. "Voting Percentages" shall mean the percentage of votes held by the respective Member which shall be equal to the percentage of interest such Member holds.

ao. "Voluntary Transfer" shall mean a voluntary transfer of a membership interest in such Company by a Member to anyone other than a Permitted Transferee.

9. Rules of Construction. The above definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "but not limited to." All references herein to Articles, Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement unless the context shall otherwise require. All Schedules attached to this Agreement shall be deemed incorporated herein by reference as if fully set forth herein. Words such as "herein," "hereof," "hereto," "hereby" and "hereunder" refer to this Agreement and to the Schedules, taken as a whole. Except as otherwise expressly provided herein: (a) any reference in this Agreement to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time; (b) any reference in this Agreement to any law shall mean such law as amended from time to time and shall include corresponding provisions of any successor law and any regulations and rules promulgated pursuant to such law or such successor law; and (c) all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. Neither the captions to Sections or subdivisions thereof shall be deemed to be a part of this Agreement.

10. Title to Company Property; Waiver of Partition. Title to any property, real or personal or tangible or intangible, owned by or leased to the Company shall be held in the name of the Company or in the name of any subsidiary of the Company designated by the Manager(s). Each Member hereby irrevocably waives any and all rights that such Member may have to maintain an action for partition of any of the Company's property.

ARTICLE II

CAPITAL CONTRIBUTIONS AND LOANS

1. Initial Capital Contributions. Contemporaneously with the execution of this Agreement, each Member shall make a cash contribution in an amount reflected on the Company's Membership Interest Transfer Ledger to the capital of the Company. No other Member shall be obligated to make any initial contribution to the capital of the Company.

2. Additional Capital Contributions and Member Loans. If the Manager determines at any time, with the unanimous written consent of all of the Members, that the Company requires additional capital in order to pay when due the obligations and expenses of the Company or otherwise to accomplish the Company's purposes, then each Member shall have the right, but not the obligation, to make additional cash contributions to the capital of the Company in proportion to their Percentage Interests. If all of the Members contribute their proportionate share of the additional capital required, then the contributions shall be treated as Additional Capital Contributions. If less than all of the Members contribute their proportionate share of the additional capital required, then the remaining Members may contribute the shortfall in such proportions as they may agree or, if they are unable to agree, then in proportion to their Percentage Interests. If less than all of the Members contribute their proportionate share of any additional capital required, the contributions shall be treated as a loan, which shall bear interest on the unpaid balance from the date advanced until paid at a per annum rate of interest equal to the sum of the Prime Rate plus 10%.

3. <u>No Interest, No Priority</u>. No Member shall be entitled to interest of any kind on account of a Capital Contribution. No Member shall have priority over any other Member as to the return of its Capital Contributions.

4. <u>Return of Capital</u>. Except upon dissolution and liquidation of the Company as set forth in Article X of this Agreement, there is no agreement for, nor time set for, the return of any Capital Contribution of any Member. To the extent funds are available therefor, the Manager may return such capital out of operating revenues or out of proceeds of sale or refinancing of Company property, after reserving sufficient funds, in the reasonable discretion of the Manager, for payment of debts, existing and future acquisitions, working capital, contingencies, replacements and withdrawals of capital, if any, and to the extent of available funds, the Manager shall return such capital at dissolution and termination, as hereinafter set forth. If any Member shall receive the return, in whole or in part, of its Capital Contributions, such Member shall nevertheless be liable to the Company for any sum wrongfully returned to it or for any sum, not in excess of such return with interest, necessary to discharge Company liabilities to all creditors who extended credit or whose claims arose before such return, all as and to the extent required by applicable laws.

ARTICLE III

MANAGEMENT

1. <u>Management by Manager</u>. Except as otherwise provided herein, the business and affairs of the Company shall be managed exclusively by its designated Manager(s). The Manager(s) shall direct, manage, and control the business of the Company to the best of their ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that either individual Manager shall deem to be reasonably required to accomplish the business and objectives of the Company in performing its duties under this Agreement. The Managers shall act in good faith and in a manner that the Manager reasonably believes to be in the best interests of the Company and its Members. The term Manager shall by reference mean each individual Manager whether acting in singular or plural.

2. <u>Number, Tenure and Qualifications</u>. The initial Manager(s) shall those parties set forth in the attached Exhibit A. A Super-Majority-in-Interest may remove and replace the Manager at any time. The Manager shall hold office until he / she resigns or is removed. The Manager need not be a resident of the state of organization or a Member of the Company.

3. <u>Management Powers and Responsibilities</u>. Without limiting the generality of Article III, paragraph 1 hereof, and except as otherwise provided in Article III, paragraphs 4, 5 and elsewhere in this Agreement, if more than one manager shall be appointed, either Manager individually shall have power and authority, on behalf of the Company:

    a. To sell or acquire property from any Person as the Manager may determine (and the fact that a Member is an Affiliate of such Person shall not prohibit the Manager from dealing with that Person), on such terms and conditions as the Manager may deem to be in the best interest of the Company;

    b. To open bank accounts from time to time in the name of the Company and to name such Persons, who shall be the signatories thereon;

    c. To file applications, communicate and otherwise deal with any and all Persons having jurisdiction over, or in any way affecting, any aspect of the Company business, and to enter into any agreements, restrictions or other arrangements in connection therewith or in order to preserve, maintain or increase the assets of the Company;

d. To hold and own any Company real and/or personal properties in the name of the Company;

e. To invest any Company funds temporarily in (by way of example but not limitation) time deposits, short-term governmental obligations, commercial paper or other investments;

f. To execute and deliver on behalf of the Company all instruments and documents, including without limitation checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

g. To pay all expenses, fees and commissions incurred in connection with the Company, including those specifically set forth in this Agreement;

h. To defend or compromise any and all claims or liabilities in favor of or against the Company, submit any or all such claims or liabilities to arbitration, and confess a judgment against the Company in connection with any litigation in which the Company is involved;

h. To make or revoke any election permitted the Company by any taxing authority;

j. To purchase and maintain liability and other insurance necessary or appropriate to the business of the Company, in such amounts and of such types, as the Manager shall determine from time to time;

k. To retain legal counsel, accountants, and other professionals in connection with the Company business and to pay therefor such remuneration as the Manager may deem reasonable and proper;

l. To retain employees and independent consultants to provide services of any kind or nature in connection with the Company business, and pay therefor such remuneration as the Manager may deem reasonable and proper;

m. To interface on behalf of the Company with builders, designers, design centers, vendors and public relations and advertising firms;

n. To negotiate and conclude agreements on behalf of the Company with respect to any of the rights, powers and authority conferred upon the Manager; and

o. To perform any and all other acts the Manager deems necessary or appropriate to the Company business, including without limitation executing, acknowledging and delivering any and all instruments to effectuate any and all of the foregoing.

p. To borrow money from banks, other lending institutions, the Member, or affiliates of the Member on such terms as deemed appropriate, and in connection therewith to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt or other obligation shall be contracted or liability incurred by or on behalf of the Company except by the Manager;

q. To purchase insurance on the life of the beneficial owner of any membership interest for the purpose of paying any United States Estate Tax that may arise as the result of the death of the beneficial owner.

4. Actions Requiring Approval of a Super-Majority-In-Interest. Notwithstanding any other provision of this Agreement, the Manager is expressly prohibited from doing any of the following without the prior approval of a Super-Majority-in-Interest:

a. Causing the Company to borrow in a single transaction or in series of related transactions more than $50,000;

b. Causing the Company to enter into any transaction with any Member or any Affiliate of any Member, other than de minimis transactions in the ordinary course of the Company's business;

c. Causing the Company to enter into any transaction that imposes an aggregate monetary obligation on the Company in excess of $50,000;

d. Fixing or altering compensation for serving as a Manager;

e. Encumbering, or approving or consenting to the encumbering of, any assets of the Company for any other than a Company purpose;

f. Compromising any contested debtor liability of the Company in excess of $50,000;

5. Actions Requiring Unanimous Approval of Members. Notwithstanding any other provision of this Agreement, the Manager is expressly prohibited from doing any of the following without the prior unanimous approval of all of the Members:

a. Doing, approving or consenting to any act in contravention of this Agreement;

b. Doing, approving or consenting to any act which would make it impossible for the Company to carry on the ordinary business of the Company; and

c. Except as provided in Article XII, paragraph 3 hereof, amending this Agreement.

d. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan, as long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound; and

e. Causing the Company to commit an act of Bankruptcy.

6. Authority to Bind the Company. Unless authorized in writing to do so by this Agreement or by a Manager, no Member, agent, or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. However, the Manager may act by or through a duly authorized attorney-in-fact.

7. Manager Has No Exclusive Duty to Company. The Manager shall direct, manage and control the business of the Company to the best of its ability and shall make all decisions and perform all acts reasonably required to accomplish the business and objectives of the Company. The Manager shall not, however, be required to manage the Company as its sole and exclusive function. The Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of

this Agreement, to share or participate in such other activities of the Manager or to the income or proceeds derived therefrom.

8. <u>Records</u>. The Manager shall maintain the following books and records required to be maintained by the Act at the Company's registered office:

a. A current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present;

b. A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

c. Copies of the Company's currently effective written Operating Agreement and all amendments thereto, copies of any prior written Operating Agreement no longer in effect, and copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property, or services;

d. Copies of the Company's federal, state, and local income tax returns and reports for the three most recent years;

e. Copies of financial statements of the Company, if any, for the three most recent years;

f. Minutes of every annual, special, and court-ordered meeting of the Members; and

g. Any written consents obtained from the Manager or Members for actions taken by the Manager or Members without a meeting.

9. <u>Tax Returns and Other Elections</u>. The Manager shall at the expense of the Company cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Manager.

10. <u>Exculpation of Manager</u>. Any act or the failure to do any act by the Manager, or if the Manager is not an individual, any stockholder, officer, director or employee of such a Manager, the effect of which results in loss or damage to the Company, shall not give rise to any liability to the Company or the Manager if done in good faith to promote the best interest of the Company or if done pursuant to advice of independent legal counsel, accountants or other experts selected, engaged or retained by the Company with reasonable care. The preceding sentence shall not relieve any Person of liability for gross negligence, bad faith, dishonesty or misappropriation of Company assets.

11. <u>Indemnification of Manager; Insurance</u>. The Company shall fully indemnify the Manager to the same and fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereinafter from time to time permit. The Company shall also have the power to purchase and maintain insurance on behalf of the Manager against any liability asserted against the Manager and incurred by the Manager in any such capacity or arising out of its status as Manager, whether or not the Company would have the power to indemnify the Manager against such liability under the provisions of this Article III, paragraph 11 or applicable law.

12. Compensation. As compensation for managing the Company, the Manager shall receive such compensation as may be agreed upon by a Super-Majority-in-Interest from time to time. For Company accounting purposes and the maintenance of Capital Accounts, the compensation contemplated by this Article III, paragraph 12 shall constitute a guaranteed payment within the meaning of §707(c) of the Code and shall be treated as an expense of the Company and deducted in determining Profits and Losses.

13. Reimbursements. Upon the submission of proper documentation, the Company shall reimburse the Manager for the reasonable expenses that the Manager incurred on behalf of the Company.

14. Resignation. A Manager may resign at any time by giving written notice to all of the Members. The resignation of any Manager shall take effect upon 60 days of the receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

15. Vacancies. Any vacancy occurring for any reason in the office of Manager may be filled by the vote of a Super-Majority-in-Interest.

16. Interested Manager Transactions. No contract or transaction between the Company and a Manager or the Company and any other company, partnership, association or other organization in which such Manager is a director or officer or has a financial interest shall be void or voidable solely for this reason, if:

(a)   The material facts as to the Manager's relationship or interest and as to the contract or transaction are disclosed or are known to the Members and Sixty Percent of the Voting Members in good faith authorize the contract or transaction; or

(b)   The contract or transaction is fair to the Company as of the time it is authorized, approved or ratified by the Manager(s).

ARTICLE IV

MEMBERS

1. Limitation of Liability. Except as otherwise provided by state statute or federal law: (a) the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; (b) no Member shall be obligated personally for any such debt, obligation or liability solely by reason of being a Member; and (c) all Persons dealing with the Company shall look solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. Except as otherwise expressly required by law, no Member, in such Person's capacity as such, shall (i) be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest in the Company or otherwise or (ii) have any liability for obligations or liabilities of the Company in excess of (A) the amount of such Member's Capital Contributions, (B) such Member's share of any assets and undistributed profits of the Company and (C) the amount of any Distributions wrongfully distributed to such Member.

2. <u>Units; Classes</u>. Each Member's Interest shall be represented by the number of units ("Units") of the Class type set forth opposite such Member's name on the Company's Membership Interest Transfer Ledger which may be amended or deemed amended from time to time in accordance with this Agreement. Subject to compliance with all other applicable terms of this Agreement, an unlimited number of Units are authorized. The Managers may from time to time, with the consent of a Super Majority of the Voting Members: (a) create additional classes or series of Units in the Company, and (b) issue Units of any new or existing classes or series, to such Persons (including existing Members), for such consideration and on such terms as the Manager(s) deems appropriate.

      (a)   There shall be two classes of Units:

            (i)   Class A Units, which shall entitle the holders thereof to share in the Profits and Losses of the Company, and to receive distributions from the Company in accordance herewith, and to any and all voting or decision rights set forth in this Agreement.

            (ii)   Class B which shall entitle the holders thereof only to share in the Profits and Losses of the Company as set forth herein, without a right to vote, approve, or otherwise participate in the management of the company. Except as set forth under Article III, Section 5 herein, Class B Members are specifically excluded from any provision or reference related to voting or management of the company including all references to a vote or approval of the membership.

3. <u>Revised Membership Interest Transfer Ledger.</u> Upon the creation of any additional class or series of Units in the Company; (b) the issuance of new Units of any new or existing class or series; (c) the Company's receipt of an additional Capital Contribution from any Member, (d) an effective Transfer of Units or an Economic Interest, or (e) the admission or Termination of any Person as a Member of the Company, in each case in accordance with this Agreement, the Company's Membership Interest Transfer Ledger shall automatically be deemed amended in all respects necessary to reflect such creation, issuance, Capital Contribution, Transfer, admission, Termination or forfeiture, as the case may be; <u>provided</u>, that no failure by the Company to record any such change in the Company's Membership Interest Transfer Ledger shall affect the validity or effectiveness thereof.

4. <u>Company Records</u>. Any Member may inspect and copy, at the Member's expense, the Company records required to be maintained by Article III, paragraph 8 of this Agreement.

5. <u>Priority and Return of Capital</u>. No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or distributions; provided that this Article IV, paragraph 5 shall not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

6. <u>Partnership Representative for all Tax Matters</u>. The initial "Partnership Representative" for purposes of §6231(7) of the Code shall be the then current Manager. The initial "Partnership Representative" shall remain the Company's "Partnership Representative" until he resigns or is replaced by the Manager.

7. <u>Representations and Warranties of the Members</u>. Each Member, as a condition to being permitted to become a Member, does hereby represent to the Company, each other Member and to the Manager that such Member:

a. <u>Review of Documents</u>. Has been afforded an adequate opportunity to review, and has reviewed to the extent desired, either personally or by such Member's legal and/or financial advisors of such Member's choice, any and all documents and instruments relating to the Company's business and purpose;

b. <u>Review of Agreement</u>. Has carefully read this Agreement and each of the exhibits attached hereto and all other documents relevant to the investment contemplated hereby, has adequate familiarity with investments and businesses of the type contemplated by the Company to appreciate and understand each of such documents; and has been afforded an adequate opportunity to retain legal and/or financial advisors of such Member's choice to advise such Member with respect to the investment contemplated hereby;

c. <u>Risks of Investment</u>. Understands all risks regarding an investment in the Company and has adequate experience and background in investing in investments of this type such that such Member is able to adequately assess the risks of an investment herein; understands and acknowledges that an investment in the Company is extremely risky, since its business is currently a very limited operation, has not begun to generate significant revenues, will require substantial additional working capital to support its intended operations and has substantial doubt about its ability to continue as a going concern; understands or operating history and that there are risks incident to the investment contemplated hereby;

d. <u>Illiquidity</u>. Understands that such Member's investment in the Company will be illiquid; that such Member must bear the economic risk of such investment for an indefinite period of time since the Interests in the Company are not registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws and therefore cannot be sold unless they are subsequently registered under the Securities Act and under all applicable state securities laws or an exemption from such registration is available; and that such Member's right to assign any Interest is further restricted by the provisions of this Agreement;

e. <u>Investment Intent</u>. Has acquired its Interest in the Company for its own account, for investment, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof;

f. <u>Business Experience and Financial Strength</u>. Has such business and financial experience alone, or together with its professional advisors, that it has the capacity to protect its own interests in connection with its acquisition of an Interest in the Company and has sufficient financial strength to hold the Interest in the Company as an investment and bear the economic risks of the investment (including possible complete loss of such investment) for an indefinite period of time;

g. <u>Independent Analysis</u>. Has independently conducted such Member's due diligence and evaluation with regard to the investment contemplated hereby; has been encouraged by the Company and the Manager to engage such Member's own legal and tax advisors and has done so to the extent such Member deemed appropriate; and has had access to all information such Member considers necessary or appropriate to complete such Member's due diligence and evaluation;

h. <u>Access to Information</u>. Has been afforded the opportunity to obtain any additional information such Member deems necessary to verify any of the information set forth in this Agreement and the exhibits attached hereto and to obtain any additional information concerning the Company and the prospective business of the Company and any other information necessary to verify any of the information set forth in the documents referenced in Article IV, paragraph 7a, and any other information such Member deems appropriate concerning the proposed investment, and has received answers from the Manager on all inquiries such Member has asked of the Manager concerning the Company or any other matters relating to the proposed investment;

i. <u>Reliance by Company and Manager</u>. Understands that the Company is permitting such Member to acquire an Interest in the Company in reliance upon such Member's representations and warranties set forth in this Article IV, paragraph 7; and

j. <u>Management of the Company</u>. Understands that the Manager shall make all decisions on behalf of the Company.

ARTICLE V

MEETINGS OF MEMBERS

1. <u>Annual and Special Meetings</u>. There shall be no required annual meeting of the Voting Members. However, special meetings of the Voting Members, for any purpose or purposes, unless otherwise prescribed by the Act, may be called by any Voting Member.

2. <u>Place of Meetings</u>. The Manager shall designate the place, either within or outside of the State of Incorporation, as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be held at the offices of the Company. Voting Members may participate in Company meetings via the telephone and need not be present.

3. <u>Notice of Meetings</u>. Written notice stating the place, day, and hour of the meeting of Voting Members and the purpose or purposes for which the meeting is called shall be delivered not less than seven nor more than 30 days before the date of the meeting, either personally, by mail or by electronic communication, by or at the direction of the Person or Persons calling the meeting, to each Voting Member. If mailed, such notice shall be deemed to be delivered three days after the same is deposited in the United States mail, addressed to the Voting Member at the Voting Member's address as it appears on the books of the Company, with postage thereon prepaid. If transmitted by way of facsimile or other electronic means, such notice shall be deemed to be delivered on the date of such transmission to the number, if any, for the respective Voting Member that has been supplied by such Voting Member and identified as such Voting Member's facsimile or electronic number. Any Voting Member may waive notice of any meeting pursuant to Article V, paragraph 10 hereof. The attendance of a Voting Member at any meeting shall constitute a waiver of notice of such meeting except when a Voting Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. If all of the Voting Members meet at any time and any place and consent in writing to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and lawful action may be taken at such meeting.

4. <u>Meeting of All Voting Members</u>. If all of the Voting Members shall meet at any time and place, either within or outside of State of Organization, and consent to the holding of a meeting at the time and place the meeting shall be valid without call or notice, and at the meeting lawful action may be taken.

5. <u>Record Date</u>. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, or Voting Members entitled to

receive payment of any distribution, or in order to make a determination of Voting Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution is adopted, as the case may be, shall be the record date for the determination of Voting Members. When a determination of Voting Members entitled to vote at any meeting of Voting Members has been made as provided in this Section, the determination shall apply to any adjournment thereof.

6. <u>Quorum</u>. Voting Members owing a majority of the Voting Percentages, represented in person or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any the meeting, Voting Members owning a majority of the Voting Percentages so represented may adjourn the meeting from time to time for a period not less than 48 hours or more than 60 days without further notice. However, if the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Voting Member of record entitled to vote at a meeting.

7. <u>Manner of Acting</u>. If a quorum is present, a Super-Majority-in-Interest shall be the act of the Voting Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement.

8. <u>Proxies</u>. At all meetings of Voting Members, a Voting Member may vote in person or by proxy signed in writing by the Voting Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Manager of the Company before or at the time of the meeting. Any proxy shall be revocable at any time and shall not be effective at any meeting at which the Voting Member giving the proxy is in attendance. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

9. <u>Action by Voting Members without a Meeting</u>. Action required or permitted to be taken at a meeting of Voting Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Voting Member entitled to vote and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Voting Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Voting Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

10. <u>Waiver of Notice</u>. When any notice is required to be given to any Voting Member, a waiver thereof in writing signed by the Person entitled to the notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of the notice.

ARTICLE VI

DISTRIBUTIONS PRIOR TO LIQUIDATION

1. <u>Distributions of Net Available Cash Flow</u>. Prior to the dissolution of the Company and the commencement of the liquidation of its assets and winding up of its affairs, the Manager, promptly following the end of each Fiscal Year and at such other times as it may deem appropriate, shall determine and distribute the Company's Net Available Cash Flow to the Members in proportion to their respective Percentage Interests. Upon agreement of the members, profit distributions shall be modified from time to time to reflect any discrepancy in contributions which may occur by the members that result from differential in payments caused by each member's contributions or variations in commission splits.

2. Distributions in Liquidation. Following the dissolution of the Company and the commencement of winding up and the liquidation of its assets, all distributions to the Members shall be governed by Article X hereof.

3. Amounts Withheld. All amounts withheld pursuant to the Code or any provisions of foreign, state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Article.

ARTICLE VII

ALLOCATION OF PROFITS AND LOSSES

1. Profits and Losses.

a. Profits. After making any special allocations required under Article VII, paragraphs 2 or 3, Profits of the Company for each Fiscal Year shall be allocated among the Members in accordance with the following priorities:

(1) First, to the Members in proportion to and to the extent of their respective negative Capital Account balances, if any;

(2) Second, to the Members in proportion to and to the extent of the amounts necessary to increase their respective Capital Account balances to the amount of their respective unreturned Additional Capital Contributions;

(3) Third, to the Members in proportion to their respective Percentage Interests subject to the provisions of Article VI.

b. Losses. After making any special allocations required under Article VII, paragraphs 2 or 3, Losses of the Company for each Fiscal Year shall be allocated among the Members in accordance with the following priorities:

(1) First, to the Members in proportion to and to the extent of the amounts necessary to reduce the Members' Capital Account balances.

(2) Second, to the Members in proportion to and to the extent of the amounts necessary reduce the Members' respective Capital Account balances to zero; and

(3) Third, to the Members in proportion to their respective Percentage Interests.

2. Special Allocations. The allocation of Profits and Losses for each Fiscal Year shall be subject to the following special allocations in the order set forth below:

a. Member Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for any Fiscal Year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Treasury Regulations §1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(f)(6). Any special allocation of items of Company income and gain pursuant to this Article VII, paragraph 2a shall be made before any other allocation of items under this Article VII, paragraph 2. This Article VII, paragraph 2a is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations §1.704-2(f) and shall be interpreted consistently therewith.

b. <u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. If there is a net decrease during a Fiscal Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Treasury Regulations §1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Article VII, paragraph 2b for a Fiscal Year shall be made before any other allocation of Company items under this Article VII, paragraph 2, except only for special allocations required under Article VII, paragraph 2a hereof. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(i)(4). This Article VII, paragraph 2b is intended to comply with the provisions of Treasury Regulations §1.704-2(i)(4) and shall be interpreted consistently therewith.

c. <u>Qualified Income Offset</u>. If any Member receives any adjustments, allocations, or distributions described in clauses (4), (5) or (6) of Treasury Regulations §1.704-1(b)(2)(ii)(d), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by such Regulation, any deficit in such Member's Adjusted Capital Account Balance, such balance to be determined after all other allocations provided for under this Article VII, paragraph 2 have been tentatively made as if this Article VII, paragraph 2c were not in this Agreement.

d. <u>Gross Income Allocation</u>. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of: (1) the amount (if any) such Member is obligated to restore pursuant to any provision of this Agreement; and (2) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of §§1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Article VII, paragraph 2d shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VII, paragraph 2 have been made as if Article VII, paragraph 2c hereof and this Article VII, paragraph 2d were not in the Agreement.

e. <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members in proportion to their Percentage Interests.

f. <u>Member Nonrecourse Deductions</u>. Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated, in accordance with Treasury Regulations §1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable.

g. <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §§734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

3. <u>Curative Allocations</u>. The allocations set forth in subsections a through g of Article VII, paragraph 2 hereof ("Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations §§1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Article VII, paragraph 3 (other than the Regulatory Allocations and the next two following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Article VII, paragraph 3 only if and to the extent that: (a) the Manager reasonably determines that such Regulatory Allocations are not likely to be offset by subsequent allocations under Article VII, paragraph 2a or 2b hereof; and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member Nonrecourse Deductions). The Manager shall apply the provisions of this Article VII, paragraph 3 and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

4. <u>Allocations of Excess Nonrecourse Liabilities</u>. For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations §1.752-3(a)(3), their respective interests in Company profits shall be in the same proportions as they share Profits.

5. <u>Allocations in the Event of Admissions and Withdrawals</u>. In the event Members are admitted to or withdraw from the Company pursuant to Article VIII hereof on different dates during any Fiscal Year, the Profits or Losses allocated to the Members for each such Fiscal Year shall be allocated among the Members in proportion to the interest that each Member holds from time to time during such Fiscal Year in accordance with Code §706, using any convention permitted by law and selected by the Manager. For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager, using any method permissible under Code §706 and the Regulations thereunder.

6. <u>Tax Allocations</u>.

   a. Except as otherwise provided in Article VII, paragraph 6b hereof, for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Members in accordance with the allocations of Profit and Loss prescribed in this Article VII.

   b. In accordance with Code §704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for federal income tax purposes, be allocated among the Members in accordance with Treasury Regulations §1.704-3(b) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Book Value. In the event the Book Value of any Company asset is adjusted pursuant to subsection b of the definition of "Book Value" in Article I, paragraph 8 of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Book Value in the same manner as under Code §704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Article VII, paragraph 6 are solely for purposes of Federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of this Agreement.

c. The Members are aware of the income tax consequences of the allocations made by this Article VII and hereby agree to be bound by the provisions of this Article VII in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

ARTICLE VIII

ADMISSIONS AND WITHDRAWALS

1. <u>Admission of Member</u>. Except as otherwise provided in this Article VIII, paragraph 1, no Person shall be admitted as a Voting Member of the Company after the date of formation of the Company without the written consent or approval of all of the Voting Members. Upon admission, the Member shall execute a counterpart of this Agreement. This Article VIII, paragraph 1 shall not apply to: (a) an existing Voting Member who acquires an additional Interest in the Company whether as a new issuance or from another Member; or (b) a Person who receives an Interest in the Company as a result of a Permitted Transfer by a Voting Member pursuant to Article IX, paragraph 1h of this Agreement, provided that such Person executes a counterpart of this Agreement.

2. <u>Expulsion of Member</u>. Upon any material breach by any Member of any of its obligations under the terms of this Agreement, which remains uncured for a period of 60 days after written notice thereof from the Manager, the Member may be expelled effective upon the delivery, prior to the cure of such breach, of written notice of expulsion signed by a Super-Majority-in-Interest.

3. <u>Rights of Withdrawn Member</u>. Following any Event of Withdrawal, the Member (and its successors, personal representatives and assigns) shall cease to have any rights of a Member except only the right to receive the distributions and allocations of taxable income or loss to which the Member would have been entitled under this Agreement with respect to its Interest and shall not have or enjoy any right to participate in the management of the Company or to receive any financial information or reports relating to the Company or any other rights of a Member under the Act or this Agreement, until such time as the Company is wound up and terminated or the Interest of the Member suffering the Event of Withdrawal is acquired in accordance with Article IX, paragraph 2, if applicable.

ARTICLE IX

TRANSFERS

1. Right of First Refusal for Transfers by Voting Members.

   a. General. Except for transfers back to the Company, Voting Members shall have a right-of-first refusal if any Voting or Non-Voting Member desires to sell, transfer, give or otherwise dispose of all or any part of its Interest now owned or hereafter acquired unless such Voting or Non-Voting Member receives the written consent of all Voting Members and the Company.

   b. Notice. Before selling, transferring, giving or otherwise disposing of its Interest, the Member must first provide to the Company and the Voting Members at least 120 days' prior written notice of its intention to make a disposition of its Interest (the "Disposition Notice"). The Voting or Non-Voting Member proposing to dispose of all, or part of its Interest shall be known as the "Disposing Member" and the other Voting Members shall be known as the "Non-disposing Voting Members" for purposes of this Agreement. In the Disposition Notice, the Disposing Member shall specify the price at which the Interest is proposed to be sold or transferred, the portion of its Interest to be sold or transferred, the identity of the proposed purchaser or transferee, and the terms and conditions of the proposed transaction.

   c. Option to Company. The Company may elect, within 60 days after receiving the Disposition Notice, to purchase the Interest proposed to be disposed of by the Disposing Member at the proposed price as contained in the Disposition Notice. The terms and conditions of the purchase by the Company shall be the terms and conditions of the proposed transaction, as set forth in the Disposition Notice. If the proposed transfer is a gift, the Company may purchase the interest of the Disposing Member for an amount equal to the balance of the Voting Member's Capital Account, which amount shall be paid in cash on or before the 90th day of the notice period. Any Transfer to the Company shall be at the sole discretion of the Manager and not require the approval of Member(s).

   d. Options to Voting and Non-Voting Members. If the entire Interest covered by the Disposition Notice is not purchased by the Company, the remaining Interest may be purchased by the Non-disposing Voting Members on the same terms and at the same price available to the Company. Each Non-disposing Voting Member shall have the option to purchase that portion of the Disposing Member's Interest that is necessary to maintain its Voting Percentage vis-a-vis the other Non-disposing Voting Members. If any Non-disposing Voting Member does not purchase the portion of the Interest available to it, the remaining Interest will then be available for purchase by the other Non-disposing Voting Members in proportion to their respective Voting Percentages.

   If such interest being offered is a non-voting interest and such interest is not purchased by a Non-disposing Voting Member then such interest will then be available to all Non-Voting Membership interest upon the same terms and conditions as a Voting Member as set forth above under the same terms, conditions and procedures as set forth for a Voting Member.

   e. Timing. If the Company decides to purchase less than all of the Interest offered by the Disposing Member, within 30 days after the Company reaches such decision, and, in any event, by the expiration of the first 60 days of the notice period specified in Article IX, paragraph 2b, the Company shall so notify each Non-disposing Voting Member. The notice shall state that the Company did not exercise its option to purchase with respect to the entire Interest offered pursuant to the Disposition Notice and shall contain appropriate information concerning the Non-disposing Voting Members' options to purchase all or any part of the remaining Interest offered by the Disposing Voting Member. Each Non-disposing Voting Member must give written notice to the Disposing Voting Member and the other Non-disposing Voting Members of the exercise of its option to acquire its pro rata portion of such Interest within the first 60 days of the notice period. If any Non-disposing Voting Member does not elect to purchase all of the portion of the Interest available to it, the remaining Non-disposing Voting Members shall be entitled to purchase such Interest in accordance with Article IX, paragraph 2d by giving written notice to the Disposing Voting Member and the other Non-disposing Voting Members within the first 80 days of the notice period. If such interest is a Non-Voting interest and such interest is not acquired, then the remaining Non- Voting members may purchase such interest by providing the Company and all other Non-Voting members of their exercise of their option to purchase a pro rata share of such interest by providing written notice to the Disposing Member and the other Non-Voting Members of the exercise of its option to acquire its pro rata portion of such Interest within the first 90 days of the notice period.

f. Condition to Electing Option. The options set forth in Article IX, paragraph 1c and 1d shall be subject to the condition that in no event shall less than 100% of the Interest proposed to be disposed of by the Disposing Member be purchased in the aggregate by the Company and the Non-disposing Voting and or Non Voting Members.

g. Transfer to Third Party. If neither the Company nor the Non-disposing Voting or Non Voting Members shall have committed to purchase the entire Interest covered by the Disposition Notice as provided in the foregoing subsections of this Article IX, paragraph 1 within the first 90 days of the notice period, then the Disposing Voting Member may sell to Persons other than the Company and the Non-disposing Voting Members, provided that any disposition must be made on the terms and conditions and to the party specified in the Disposition Notice and must be consummated within the 120-day notice period.

h. Permitted Transfers. Notwithstanding the foregoing, any Member may make a permitted transfer of all or any portion of its Interest to: (1) a trust of which the Member is the sole trustee for the entire life of the Member and the sole authority to vote the Interest is controlled by such Member as the sole trustee for his or her entire life (a "Lifetime Trust"); or (2) a family limited partnership of which the Member is the sole general partner for his entire life and the sole authority to vote the transferred Interest is controlled by such Member as the sole general partner for his or her entire life (a "Family Limited Partnership") (individually, a "Permitted Transfer" and, collectively, the "Permitted Transfers"). Or (3) a limited liability company of which the Member is the sole manager and member, either individually or through another entity or trust which owns and manages such entity and also conforms with the requirements set forth herein, , and such member remains as the manager and member for his entire life and the sole authority to vote the transferred Interest is controlled by such Member as the sole manager for his or her entire life (a "Limited Liability Company") (individually, a "Permitted Transfer" and, collectively, the "Permitted Transfers"). Such right to make a Permitted Transfer to a Lifetime Trust, Family Limited Partnership, or Limited Liability Company will be subject to the Company's right to condition such transfer upon a review of the Lifetime Trust, Family Limited Partnership and or Limited Liability Company(s) agreement by counsel for the Company and the determination of such counsel that the Lifetime Trust, Family Limited Partnership and or Limited Liability Company's agreement satisfies the foregoing requirements. Any subsequent amendment of the Lifetime Trust, Family Limited Partnership and or Limited Liability Company's agreement, as the case may be, shall be deemed a new transfer.

2. Right of Purchase on Certain Events.

a. In General. Each Member agrees that, upon the occurrence of a Termination Event, defined in Article IX, paragraph 2b, such Member, or his, her or its heirs, personal representatives, successors and assigns, as the case may be (the "Terminated Member"), shall immediately submit to the Company a written offer to sell all of the Interest owned by the Terminated Member at the price and on the terms set forth in Article IX, paragraph 2c through f below.

b. <u>Termination Events</u>. The following events shall be deemed to be termination events requiring the offer set forth in Article IX, paragraph 2a (the "Termination Events"):

(1) The death of a Member or in the case of a Lifetime Trust or Family Limited Partnership, the death of the sole trustee or the general partner;

(2) The dissolution of a Lifetime Trust, Family Limited Partnership, or limited liability Company, unless the entire Interest owned by the Lifetime Trust or Family Limited Partnership is transferred to the sole trustee or sole general partner or to another Lifetime Trust, Family Limited Partnership, or Limited Liability Company which satisfies the requirements of Article IX, paragraph 1h;

(3) The failure of a trustee, general partner, or manager of a Lifetime Trust, Family Limited Partnership or Limited Liability Company to satisfy the requirements of Article IX, paragraph 2h (e.g., the failure of such Person to remain the sole trustee or sole general partner, as the case may be, with the sole authority to vote the entire Interest in the Company for his or her entire life);

(4) The withdrawal of a Member; and

(5) The expulsion of a Member pursuant to Article VIII, paragraph 2 hereof.

c. <u>Right of Purchase by Company and the Voting Members</u>. Upon the occurrence of a Termination Event, the Company and the Voting Members shall have the option to purchase the Terminated Member's Interest. The Company shall have the first option to purchase all or any portion of the Interest of a Terminated Member. If not actually made by a Terminated Member, the offer required upon the occurrence of any Termination Event shall be deemed to have been made and received 15 days after the Company acquires actual knowledge of the occurrence of the Termination Event. The Company shall notify all Voting and Non Voting Members in writing of the occurrence of the Termination Event as soon as possible after it becomes aware of a Termination Event. The option provided to the Company and the Voting Members, and where applicable Non Voting Members, in the event of the occurrence of a Termination Event shall be exercised within 60 days after the Termination Event (or 60 days after the Company first becomes aware that a Termination Event occurred, if later) or the same shall lapse. The option of the Company shall remain open for 45 days after the Termination Event, and upon the Company's failure to accept the offer within the 45-day period, then the Voting Members shall have 15 days thereafter to exercise the option unless such Terminated Members interest was a Non Voting interest in such event the Voting Member shall 10 days to exercise such option. If such Non Voting interest was not acquired by a Voting Member, all Non Voting members shall have 5 days to exercise their option. Notice of exercise of the option shall be sufficiently given if, before midnight on the 45th day in the case of the Company or the 55-60th day in the case of the Voting Members, and 55-60 day in case of a Non Voting member, it is delivered in person to the Terminated Member (or his, her or its legal representative) or mailed to his, her or its address, certified mail, as the same is reflected in the records of the Company. Each Voting and or Non- Voting Member shall have an option to purchase his, her or its proportionate share of the Interest not purchased by the Company under the above process. Each Voting Member or Non Voting Member's proportionate share of the Terminated Member's Interest shall be determined by multiplying the Percentage Interest held by the Terminated Member by a fraction, the numerator of which is the Percentage Interest held by the Voting or Non Voting Member and the denominator of which is the Percentage Interests held by all of the purchasing Members other than the Percentage Interest held by the Terminated Member, if such Terminated Member was a Voting Member. If any Member does not elect to purchase his, her or its full pro rata portion of the Terminated Member's Interest, the remaining Members may purchase the Interest not purchased in such proportions as they may agree or, if they are unable to agree, in proportion to their Percentage Interests. The Terminated Member shall not be required to sell any portion of his, her or its Interest to the Company or the Members unless the Company and the Members, individually or collectively, offer to purchase all of his, her or its Interest in the Company.

d. <u>Purchase Price</u>. A Super-Majority-in-Interest and the Terminated Member shall agree upon a purchase price of the Terminated Member's Interest for purposes of this Article IX, paragraph 2. If the parties cannot agree on a purchase price, the parties shall agree upon a disinterested appraiser with expertise in appraising businesses in the Company's industry and such appraiser shall determine the purchase price as of the date of the Termination Event based upon the fair market value of the Interest. If the parties are unable to agree upon a disinterested appraiser, a Super-Majority-in-Interest and the Terminated Member shall select an appraiser with the expertise referenced above and the two appraisers so selected shall select a third appraiser with similar expertise. Each appraiser shall determine the purchase price as of the date of the Termination Event based upon the fair market value of the Interest and the average of the two appraisals closest together shall be final, binding, and conclusive upon the parties hereto, their personal representatives and successors, and all other Persons involved herewith.

e. <u>Terms of Payment</u>. The full purchase price to be received by the Terminated Member shall be paid in full at closing.

f. <u>Closing</u>. The closing of the purchase and sale of the Interest contemplated by this Article IX, paragraph 2 shall take place at the principal office of the Company (or such other location as may be agreed upon) at a date no later than 90 days after the date of the Termination Event.

3. <u>Security Interests Prohibited</u>. No Member shall encumber, pledge, or in any way create a security interest in all or any part of his, her or its Interest (or any rights to acquire such Interest) now owned or hereafter acquired without: (a) the prior written consent of a Super-Majority-in-Interest; and (b) the written acknowledgment of the existence of this Agreement by the lender, pledgee, or secured party, as the case may be. A Super-Majority-in-Interest may impose conditions upon the giving of consent so as to promote the material interests of the Members and of the Company.

4. <u>Restrictive Legend</u>.

a. <u>Interests of Voting Members</u>. If the Company issues certificates evidencing the Interests of the Voting Members, each Voting Member agrees that a legend in substantially the following form shall be prominently affixed or otherwise imprinted on each certificate representing the Interest held by such Member, whether now owned or hereafter acquired:

> *The Interest represented by this certificate is subject to an Operating Agreement dated as of 10/7/2022, as amended, which prohibits the creation of a security interest in the Interest without the approval of a Super-Majority-in-Interest and which provides further that the Interest must be offered to the Company or the other Voting Members under certain conditions and before any sale, transfer or other disposition thereof.*

5. <u>Specific Performance</u>. The parties to this Agreement acknowledge and agree that it is impossible to measure in money the damages that would be incurred by each party to this

Agreement (and their heirs, successors, assigns, and legal representatives) by reason of any failure to perform any of the obligations contained in this Article IX and agree that the provision of this Article IX may be enforced by specific performance. Should any party to this Agreement (or any heir, successor, assign, or legal representative) institute any action or proceeding to enforce specifically the provisions of Article IX of this Agreement, any Person against whom such an action or proceeding is brought waives the claim or defense that an adequate remedy at law exists and will not assert, as a claim or defense, that such a remedy at law exists.

6. Tag-Along Rights.

(a) In the event that any Member (each and any of them, a "Tag-Along Seller"), proposes, directly or indirectly, to Transfer or to sell or otherwise dispose of more than 50% of the Units held by such Member in a single transaction or series of transactions to any Person (including another Member, but excluding the Company), the transferors shall not consummate or enter into any agreement to consummate such sale unless the purchaser offers to purchase from each other Member (other than the Tag-Along Seller proposing to make the sale, collectively, the "Tag-Along Right Members") such Member's proportionate share of the Units to be sold and provided that the aggregate consideration received by all holders of Units participating in the transaction shall be allocated and distributed among such holders of Units on the basis of the relative distribution preferences to which such holders of Units are entitled herein.

(b) Prior to any sale under this Article IX, the transferors shall notify the Company and the Tag-Along Right Members in writing of such proposed sale, including a copy of the documentation relating to such sale, and setting forth (i) the number and class of Units that such transferors propose to sell; (ii) the name and address of the proposed purchaser; and (iii) the material terms of such sale, including the amount of consideration (and the value of any non-cash consideration) offered by the proposed purchaser. Within 10 days after receiving the foregoing notice, any Tag-Along Right Member may elect to exercise such Member's right to participate therein by delivering written notice to the transferors of such Tag-Along Right Member's election to participate in the sale of the Units being offered for sale pursuant to this Section. If none of the Tag-Along Right Members provides such notice within the foregoing 10-day period, then the transferor shall, subject to compliance with the other applicable provisions of this Agreement, have the right to affect the proposed sale of such Units for a period of 60 days thereafter on terms no more favorable to the transferor than the terms and conditions as set forth in the notice provided by the transferor pursuant to this Section. If such sale is not consummated in such 60-day period, or if the terms of such sale change in any material respect, then such right shall terminate, and the terms and conditions of this Section shall again be in effect.

7. Take-Along Rights.

(a) Notwithstanding anything to the contrary, if holders of a majority of the outstanding Units propose and approve a transaction in which 50% or more of the voting power of the Company is to be transferred to any Person that is not another Member, each other Member hereby agrees to consent to, vote for and raise no objections to such sale; provided, however, that the Company shall provide a certificate to each Member certifying that the terms and conditions of such sale are on an arm's-length basis and are fair to the Company. If such sale is structured as a sale of all of the outstanding Units, each Member shall sell all of such

Member's Units on the terms approved by the Members and to take all reasonable actions requested by the approving Members or the purchaser in connection with the consummation of any such sale.

(b)   If the closing of any sale of Units pursuant to this Section has not been affected within 120 days after the Members approve of such sale, the obligation of any Member to participate in such sale shall terminate; provided, however, that the provisions of this Section may thereafter be reinstated by a vote of Fifty Percent of the Voting Members in accordance with the preceding paragraph.

(c)   Nothing contained in this Section shall obligate the approving Members to consummate any Sale of the Company hereunder, and any such sale may be abandoned by the approving Members at any time. If any such proposed sale is abandoned, the approving Members shall promptly send written notice thereof to each other Member.

8.   Additional Restrictions. The following terms, conditions and restrictions shall apply as it relates to the transfer of any membership share of the company. These additional provisions shall be:

(a) Exception for Permitted Transferees. A Transfer of a Unit by a Member to a Person, and the admission of such Person as a Member, will be permitted only if all of the following requirements are met:

1.   The Person to whom the Transfer is to be made: (i) shall be a Permitted Transferee, (ii) shall have agreed in writing to be bound by all of the provisions of this Agreement and to assume all of the rights and powers and be subject to all of the restrictions and liabilities of a Member hereunder, and (iii) shall have executed such additional agreements and furnished such information that the Members may reasonably require, including without limitation any taxpayer identification number;

2.   The Transfer shall have been effected pursuant to an effective registration statement under the Securities Act of 1933, as amended (the"1933 Act") and qualification thereof under applicable state law, or the Company shall have received an opinion of counsel, satisfactory to the Company's counsel, that the proposed Transfer without such registration and qualification will not violate the 1933 Act or any other securities statutes or regulations;

3.   The Members shall have determined (which determination may be based upon an opinion of counsel satisfactory to them) that the Transfer will not (i) result in a termination of the Company's election to be classified as an association taxable as a corporation or a termination of the Company's S corporation status, unless waived by unanimous written consent of the Members, or (ii) result in a violation of any law, rule or regulation by any Member, the Permitted Transferee to whom the Transfer is to be made, or the Company; and

4.   The Member causing the Transfer shall have paid or reimbursed the Company for all reasonable legal fees and other costs and expenses incurred by the Company in connection with the proposed Transfer.

(b)   Voluntary Transfers in Contravention. Any purported Voluntary Transfer of a Unit to a Person other than a Permitted Transferee pursuant to this Section shall be null and void and of no effect to, on or against the transferee, the transferor, any other Unitholder, the Company, any creditor of the Company or any claimant against the Company. Any Unitholder who makes a Voluntary Transfer of a Unit to a Person other than a Permitted Transferee shall be liable to the Company for any damages, including reasonable attorney's fees, the Company may incur as a result of such breach. The Company shall have the right to offset such damages against any amounts the Company may owe the Unitholder under this Agreement.

(c)   Involuntary Transfers. Any Unit that is the subject of an Involuntary Transfer to a Person other than a Permitted Transferee may be purchased by the Company, or by the remaining Unitholders who are Members (hereinafter, the "Remaining Members"), under the following terms:

1.   From and after the date of an Involuntary Transfer, and until the Non-Voting Units are purchased by the Company and/or the purchasing Members, or until the Involuntary Transfer is given effect as set forth herein, the Voting Units held by the Departing Unitholder, in the event it was a Member at the time of the Involuntary Transfer, shall, without the necessity of any action by the Managers, the Members or the Company, automatically convert to Non-Voting Units and the Departing Unitholder shall cease to have the right to vote on any matter coming before the Members for a vote.

2.   Upon the occurrence of an Involuntary Transfer, the Company shall have the right, but not the obligation, to purchase all or part of the Units held by the Departing Unitholder, at a price equal to the Net Unit Value, or proportionate part thereof, by giving notice (the "Company Purchase Notice") of its intention to exercise its option to the Departing Unitholder and the Remaining Members, within thirty (30) days after the date the Company receives actual notice of the Involuntary Transfer.

3.   If the Company Purchase Notice does not indicate an intention to purchase all of the Departing Unitholder's Units, one or more of the Remaining Members shall have the right, but not the obligation, to purchase all, but not less than all, of the portion of the Units that will not be purchased by the Company, in the proportion that their Units bears to the Units of all Remaining Members, at a price equal to the Net Unit Value, or proportionate part thereof, by giving notice (the "Member Purchase Notice") of their intention to exercise their option to the Company, the Departing Unitholder and the non-purchasing Members, within thirty (30) days after the date of the Company Purchase Notice.

4.   The Company and the Members shall have the right to assign and transfer the options granted under this Section to a Permitted Transferee.

5.   The closing of the purchase and sale of the Units shall be held at the principal offices of the Company at a time mutually agreeable to the Departing Unitholder and the Company and/or purchasing Members, as the case may be, but in no event later than 10:00 a.m. Pacific Standard time on the tenth (10th) day following the date of the later of the Company Purchase Notice or the Member Purchase Notice. In the event such day falls on a day that is not a Business Day, the closing shall be delayed until the same hour on the Business Day immediately following. At the closing, the Departing Unitholder shall surrender the certificate or certificates, if any, representing the Units to be redeemed, properly endorsed, in return for payment of the Net Unit Value in cash, cashier's check or wire transfer of immediately available funds.

6.   In the event neither the Company nor any Remaining Members provide the Departing Unitholder with a Company Purchase Notice and/or a Member Purchase Notice within the time periods described above, indicating its or their intention to purchase all, and not less than all, of the Departing Unitholder's Units, the Involuntary Transfer of the

Units shall be given effect, but the Assignee who is the recipient of the Units shall have no vote with respect to any matter coming before the Members for a vote. In addition, such Assignee shall be deemed to have agreed to hold the Non-Voting Units subject to all of the provisions of this Agreement to the same extent as a signatory hereto, including, without limitation, the obligation to indemnify the Company in the event the Assignee should make a Voluntary Transfer of all or part of the Non-Voting Units to any Person other than a Permitted Transferee.

7.   From and after the date the Assignee is qualified or approved as a Permitted Transferee and admitted as a Member pursuant herein, the Non-Voting Units held by the Assignee, shall, without the necessity of any action by the Managers, the Members or the Company, automatically convert to the Unit type held by the Transferee.

ARTICLE X

DISSOLUTION AND TERMINATION

1. <u>Dissolution</u>. The Company shall be dissolved upon the first to occur of any of the following events:

a. The unanimous written agreement of the Voting Members at any time; or

b. The entry of a decree of dissolution under the laws of the state of Florida.

2. <u>Notice of Winding Up</u>. Promptly following the dissolution of the Company, the Manager shall cause a Notice of Winding Up to be filed with the State of Organization Corporation Commission in accordance with the Act.

3. <u>Liquidation, Winding Up and Distribution of Assets</u>. Following an event that causes a dissolution of the Company, the Manager shall proceed to liquidate the Company's assets and properties, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company's assets, to the extent sufficient therefor, shall be applied and distributed as follows:

a. First, to the payment and discharge of all of the Company's debts and liabilities except those owing to Members or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities;

b. Second, to the payment of any debts and liabilities owing to Members; and

c. Third, to the Members in accordance with the positive balance of each Member's Capital Account as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Any such distributions to the Members in respect of their Capital Accounts shall be made within the time requirements of §1.704-1(b)(3)(ii)(b)(2) of the Treasury Regulations.

Notwithstanding anything in this Article X, paragraph 3 to the contrary, in lieu of liquidating all of the Company's assets and properties, the Manager may make in-kind liquidating distributions of the Company's assets and properties in satisfaction of the liquidation priorities of Article X, paragraph 3c.

4. <u>Deficit Capital Accounts</u>. No Member shall have any obligation to contribute or advance any funds or other property to the Company by reason of any negative or deficit balance in such Member's capital account during or upon completion of winding up or at any other time.

5. <u>Articles of Termination</u>. When all of the remaining property and assets have been applied and distributed in accordance with Article X, paragraph 3 hereof, the Manager shall cause Articles of Termination to be executed and filed with the State of Organization Corporation Commission in accordance with the Act.

6. <u>Return of Contribution Nonrecourse To Other Members</u>. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contributions. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE XI

"CHECK-THE-BOX" AND "S" CORPORATION ELECTION.

1. The Limited Liability Company, at the sole discretion of the Member(s), shall have the right to make any check-the-Box" and / or "S" Corporation Elections. In making such election, the Company will file an election under Reg. § 301.7701-3 to be classified as an association taxable as a corporation. The Company shall also file an election to be an S corporation under Code § 1362. However, for all purposes other than federal and state income taxes, the Company shall be a limited liability company. Except for the additional authority set forth under section (c) hereunder, should the Member(s) choose to make such election, the following provisions shall apply.

   a.   Additional Definitions. Should the Member(s) choose to make an election to be taxed as an S-corporation under Code § 1362 the following additional definitions shall apply.

      i.   "Cash Available for Distribution" means, with respect to any period, all cash receipts and funds received by the Company (except for the sale of Units) minus (i) all cash expenditures incurred incident to the Company's business; (ii) all principal and interest payments on indebtedness of the Company; (iii) Tax Distributions paid or payable to Unitholders; and (iv) the Company's cash management fund representing working capital and other reserves as determined by the Members owning at least Twenty percent (20%) of the Voting Units, and in the absence of such determination by the Managers in their sole discretion.

      ii. "Taxable Year" shall mean: (i) the period commencing on the Effective Date and ending on December 31 of the year of formation, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate items of Company income, gain, loss, deduction or credit pursuant to Article III hereof.

      iii. "Tax Distributions" means, for so long as the Company maintains its S corporation status, distributions to Unitholders (or any successors and assigns that own, directly or indirectly, any of the outstanding Units of the Company) of the cumulative net income of the Company for federal income tax purposes from the Effective Date through the date this computation is made, times an assumed individual marginal income tax rate of forty-five percent (45%), minus the cumulative amount of Tax Distributions made prior to the date this computation is made.

b.   Modified Distribution provisions: Despite and reference to the contrary, upon election to be taxed as an S-Corporation, all provisions herein contrary to Reg. § 1.1361-1 shall be modified to provide compliance with such regulation. Towards such purpose the following provisions shall apply.

     i.   Allocations of Profits and Losses. Each Unitholder's distributive share of income, loss, deduction and credit shall be determined by dividing the Unitholder's Units by the total Units then outstanding.

     ii.   Allocations of Distributions. Each Unitholder's share of any distributions made by the Company shall be determined by dividing the Unitholder's Units by the total Units then outstanding.

c. The Manager(s). Should an S-Corporation tax election be made, or should the Manager choose to do so without election, the Managers, at their sole discretion, may appoint officers at any time, to assist them in the performance of their duties. If deemed necessary by the Managers, the officers of the Company may consist of a chairman, a president, one or more vice presidents, who may be classified by their specific function, a secretary, a treasurer and one or more assistant secretaries and assistant treasurers. Any individual may hold any number of offices and may be a Member, a Manager, or an Affiliate of a Member or Manager. The officers shall exercise such powers and perform such duties as are specified in this Agreement and as shall be determined from time to time by the Managers.

     i. Term of Offices. Except as otherwise agreed in writing between the Company and an officer, any officer may be removed, either with or without cause, by the Managers at any time. The officers of the Company shall hold office until their successors are chosen and qualify, or until their earlier resignation or removal. Any vacancy occurring in any office shall be filled by the Managers.

     ii. Chairman. The chairman shall be the chief executive officer of the Company. The chairman, if chosen, shall preside at all meetings of the Managers, and shall perform such other duties and have such other powers as the Managers may from time to time prescribe. When executing conveyances or other instruments on behalf of the Company, the chairman shall sign as Chairman and Chief Executive Officer.

     iii. President. The president shall, in the absence or disability of the chairman, be the chief executive officer of the Company. In addition, the president shall be the chief operating officer of the Company, and shall be responsible for the general day to day management of the business of the Company, and shall see that all orders and resolutions of the Managers are carried into effect. The president shall execute all contracts, mortgages and other agreements of the Company, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Managers to some other officer or agent of the Company. Unless otherwise directed by the Managers, the president of the Company shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation or entity in which the Company may hold securities, and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation or entity.

     iv. Vice President. The vice president, or if there shall be more than one, the vice presidents in the order determined by the Managers, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall perform such other duties and have such other powers as the Managers may from time to time prescribe.

v. Secretary. The secretary shall attend all meetings of the Managers and all meetings of the Members, and record all the proceedings of the meetings of the Managers and the Members in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the Members and the special meetings of the Managers, and shall perform such other duties as may be prescribed by the Managers or president, under whose supervision the secretary shall be.

vi. Treasurer. The treasurer, if one is chosen or, if not, the secretary, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all money and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers. The treasurer, if one is chosen or, if not, the secretary, shall disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, and shall render to the president and the Managers, at their regular meetings, or when the Managers so require, an account of all transactions performed by the treasurer (or secretary, as the case may be) and of the financial condition of the Company. If required by the Managers, the treasurer, if one is chosen or, if not, the secretary, shall be bonded in such sum and with such surety as shall be satisfactory to the Managers for the faithful performance of the duties of the office of a treasurer, and for the restoration to the Company, in the case of the treasurer's (or secretary's) death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the treasurer (or secretary) belonging to the Company.

ARTICLE XII

MISCELLANEOUS PROVISIONS

1. <u>Notices</u>. Except as otherwise provided herein, any notice, demand, or communication required or permitted to be given to a Member by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the Member or to an executive officer of the Member to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's last known address as set forth in the Company's records. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

2. <u>Application of Law</u>. This Agreement shall be construed and enforced in accordance with the laws of the State of Organization.

3. <u>Amendments</u>. This Agreement may not be amended except by the written agreement of all of the Voting Members.

4. <u>Execution of Additional Instruments</u>. Each Member hereby agrees to execute or cause to be executed such other and further statements of interest and holdings, designations, powers of

attorney, and other instruments necessary to effectuate the terms of this Agreement, or to comply with any laws, rules, or regulations.

5. <u>Headings</u>. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

6. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall, for all purposes, be deemed an original and all of such counterparts, taken together, shall constitute one and the same agreement.

7. <u>Severability</u>. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

8. <u>Heirs, Successors, and Assigns</u>. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement and by applicable law, their respective heirs, legal representatives, successors, and assigns.

9. <u>Creditors and Other Third Parties</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or by other third parties.

10. <u>Gender</u>. Whenever the neuter gender is used in this Agreement and when required by the context, the same shall include the masculine and feminine genders and vice versa.

11. <u>Binding Effect; No Third Party Beneficiaries</u>.   This Agreement shall be binding upon and inure to the benefit of the Members, the Indemnified Persons and their respective heirs, legal representatives, successors and permitted assigns. No other Person shall have any right or claim against the Company, the Managers or any Member by reason of this Agreement or any provision hereof, nor shall any other Person be entitled to enforce any provision of this Agreement.

12. <u>Arbitration</u>.   Except as otherwise provided in this Agreement, any controversy or dispute arising out of this Agreement, the interpretation of any of the provisions hereof or the action or inaction of any Person hereunder shall be submitted to arbitration in the state of formation, before the American Arbitration Association under the commercial arbitration rules of such Association. Any award or decision obtained from any such arbitration proceeding shall be final and binding on the parties, and judgment upon any award so obtained may be entered in any court having jurisdiction thereof. To the fullest extent permitted by law, no action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any Member except: (a) an action to compel arbitration pursuant to this Section XXII(12); (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section XXII(12); or (c) an action for injunctive relief when and if such relief is appropriate under the terms of this Agreement, in each case, in the courts of the State of formation.

13. <u>Entire Agreement; Supersedure</u>. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the subject matter of this Agreement, whether written or oral.

-------- SIGNATURE LINE TO FOLLOW --------

This Operating Agreement of LOVEWATTS MEDIA & CO LLC is executed as of the date first above written.

VOTING MEMBERS:



Nicholas Cohen

MANAGER(S)



Nicholas Cohen, Manager

EXHIBIT A
LOVEWATTS MEDIA & CO LLC
MANAGER(S)

	Name		Address	
	Nicholas Cohen		1445 16th Street Unit 1003, Miami, FL 33139	

EXHIBIT G

Form of Joinder to Operating Agreement with Custodian

JOINDER AGREEMENT

Reference is made to the LOVEWATTS MEDIA & CO LLC Operating Agreement, as amended from time to time (the "**Operating Agreement**"), among LOVEWATTS MEDIA & CO LLC, a Florida limited liability company ("**LOVEWATTS**") and its members. The undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement of LOVEWATTS and agrees that upon execution of this Joinder Agreement ("**Joinder**"), such entity shall become a party to the Operating Agreement and a member of LOVEWATTS and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto.

IN WITNESS WHEREOF, the party hereto has executed this Joinder.

BITGO TRUST COMPANY, INC.

_____

Date:

EXHIBIT H

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